UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENERAL FINANCE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

369822101
(CUSIP Number of Common Stock Underlying Warrants)

Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103
(626) 584-9722
Facsimile (626) 795-8090

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

Alan B. Spatz, Esq.
TroyGould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067
(310) 789-1231
Facsimile: (310) 789-1431

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$15,193,749	$3,038.75

(1)          Estimated for purposes of calculating the amount of the filing fee only. General Finance Corporation (the “Company”) is offering holders of 9,208,333 of the Company’s warrants (the “Warrants”), which consist of 8,625,000 Warrants issued on April 5, 2006 in the Company’s initial public offering (the “IPO”) and 583,333 Warrants issued to Ronald F. Valenta and John O. Johnson in a private placement immediately prior to the Company’s IPO, to reduce the exercise price of such Warrants from $6.00 to $5.10 per Warrant. The transaction value is calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction valuation was determined by using the average of the high and low sales price of the Company’s publicly traded warrants on April 28, 2008.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,189.66

Form or Registration Number: Preliminary Proxy Statement (PREM14A)

Filing Party: General Finance Corporation

Date Filed: October 20, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by General Finance Corporation to all holders of 9,208,333 of the Company’s warrants (the “Warrants”), which consist of 8,625,000 Warrants issued on April 5, 2006 in the Company’s initial public offering (the “IPO”) and 583,333 Warrants issued to Ronald F. Valenta and John O. Johnson in a private placement immediately prior to the Company’s IPO, to reduce the exercise price of such Warrants from $6.00 to $5.10 per Warrant during the period commencing May 2, 2008 and terminating May 30, 2008, or such later date to which General Finance Corporation may extend the Offer (the “Offer Period”). The current exercise price of each Warrant is $6.00. Each Warrant entitles the holder to purchase one share of Common Stock of General Finance Corporation (the “Common Stock”).

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Item 1.	SUMMARY TERM SHEET

The information under the heading “Summary” in the Offer Letter (the “Offer Letter”) filed as Exhibit (a)(1) to this Schedule TO is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)
The name of the subject company and issuer is General Finance Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 39 East Union Street, Pasadena, California 91103 and its telephone number is (626) 584-9722.

(b)	The securities that are the subject of this Schedule TO are 9,208,333 Warrants.

(c)
Information about the trading market and price of the Warrants is set forth under ‘‘The Offer, Section 6: Price Range of Common Stock, Warrants and Units’’ of the Offer Letter is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company. The names of the executive officers and directors of the Company are as follows:

Name	Position with the Company

Ronald F. Valenta	Chief Executive Officer and Director
John O. Johnson	Chief Operating Officer
Charles E. Barrantes	Executive Vice President and Chief Financial Officer
Christopher A. Wilson	General Counsel, Vice President & Secretary
Robert Allan	Chief Executive Officer, Royal Wolf
Lawrence Glascott	Chairman of the Board of Directors
David M. Connell	Director
Manuel Marrero	Director
James B. Roszak	Director

The address of the Company and each of the Company’s executive officers and directors is 39 East Union Street, Pasadena, California 91103 and the Company’s telephone number is
(626) 584-9722.

Item 4.	TERMS OF THE TRANSACTION

(a)
Information about the terms of the transaction under “The Offer, Sections 1 through 13” of the Offer Letter is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)
Each executive officer and director of the Company who owns Warrants has advised the Company that he will exercise some of his Warrants pursuant to the Offer. See Item 8(a) herein for more information.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)
The information under “The Offer, Section 8. Transactions and Agreements Concerning Warrants” of the Offer Letter is incorporated herein by reference. In October 2005, we issued 1,875,000 shares of our Common Stock (the “Initial Shares”) to Ronald F. Valenta for cash in the amount of $0.133 per share or an aggregate purchase price of $250,000. Thereafter, Mr. Valenta transferred, without consideration, 22,500 shares to each of David M. Connell, Lawrence Glascott, Manuel Marrero and James B. Roszak, directors of the company, and 18,750 shares to Marc Perez, our controller. He also sold 356,250 shares to John O. Johnson for the amount of $0.133 per share or an aggregate purchase price of $47,500. Pursuant to a registration rights entered into in connection with the Company’s IPO by the Company and each of the members of our board of directors, Messrs. Valenta, Roszak, Glascott, Marrero and Connell , and Mr. Johnson and Mr. Perez, holders of a majority of the Initial Shares may elect to demand that some or all of the Initial Shares be registered for public trading. Such demand may be delivered pursuant to two demand and unlimited piggyback registration rights with respect to the Initial Shares following the release of the shares from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) and (c)      The information about the purpose of the transaction under “The Offer, Section 5.B. Purpose of the Offer; Plans and Proposals ” is incorporated herein by reference.

(b)	Not applicable.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	No funds will be used by the Company in connection with the Offer, other than working capital to pay the expenses of the Offer.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	The information set forth in the Offer Letter under Section 5.C “Beneficial Ownership of Warrants by Directors and Executive Officers” is incorporated herein by reference.

(b)	There were no transactions in the Warrants required to be disclosed pursuant to this Item 8(b).

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)
The Company has retained MacKenzie Partners, Inc. (“MacKenzie”) as the Information Agent in connection with the Offer and will pay MacKenzie a fee of $8,500 for its services. In addition, MacKenzie is entitled to reimbursement of its reasonable out-of-pocket expenses.

The Company has retained Continental Stock Transfer & Trust Company (“Continental”) to act as the Depositary. MacKenzie may contact Warrant holders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee Warrant holders to forward material relating to the Offer to beneficial owners. Each of Continental and MacKenzie will receive reasonable and customary compensation for its services in connection with the Company’s Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.	FINANCIAL STATEMENTS

(a)
Incorporated by reference are the Company’s financial statements for the period of October 14, 2005 to December 31, 2005, for the year ended December 31, 2006, for the six months ended June 30, 2007 and the period of October 14, 2005 to June 30, 2007 and the three months ended December 31, 2007 that were furnished in the Company’s Annual Report on Form 10-K and filed with the SEC on November 9, 2007, and as amended on November 9, 2007, and in the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2008. The full text of the Annual Report on Form 10-K, the Quarterly Report on Form 10-Q, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

(b)	None.

Item 11.	ADDITIONAL INFORMATION

(a)	(1)
There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.

(2)	There are no applicable regulatory requirements or approvals needed for the Offer.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	None.

Item 12.	EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a)	(1)	Offer Letter to Warrant Holders, dated May 2, 2008.

(2)	Letter of Transmittal.

(3)	Notice of Guaranteed Delivery.

(4)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(5)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(6)	Registrant’s Form 424(b)(3) Final Prospectus filed April 23, 2008 (Incorporated by reference).

(7)	Annual Report on Form 10-K for the year ended June 30, 2007 and filed November 9, 2007 (Incorporated herein by reference).

(8)	Amendment to Annual Report on Form 10-K for the year ended June 30, 2007 and filed November 9, 2007 (Incorporated herein by reference).

(9)	Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 and filed February 14, 2008 (Incorporated herein by reference).

(10)	Press Release dated May 2, 2008.

(b) Not applicable.

(c) Not applicable.

(d)  None.

(h)  Not applicable.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL FINANCE CORPORATION

By:	/s/ Ronald F. Valenta
Name:	Ronald F. Valenta
Title:	Director, President and Chief Executive
Officer

Date: May 2, 2008

EXHIBIT (a)(1)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

OFFER LETTER

TO CERTAIN HOLDERS OF WARRANTS

TO PURCHASE COMMON STOCK OF

MAY 2, 2008

THE OFFER PERIOD AND YOUR RIGHT TO WITHDRAW YOUR EXERCISE OF WARRANTS WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON MAY 30, 2008, UNLESS THE OFFER PERIOD IS EXTENDED (THE “EXPIRATION DATE”). THE COMPANY MAY EXTEND THE OFFER PERIOD AT ANY TIME.

THE OFFER IS BEING MADE SOLELY UNDER THIS OFFER LETTER AND THE LETTER OF TRANSMITTAL AND IS BEING MADE TO ALL RECORD HOLDERS OF WARRANTS. THE OFFER IS NOT BEING MADE TO, NOR WILL EXERCISES BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF WARRANTS RESIDING IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES, BLUE SKY OR OTHER LAWS OF SUCH JURISDICTION.

General Finance Corporation (the “Company” or “we”) hereby offers (the “Offer”) to all holders of the Company’s 8,625,000 publicly traded warrants with an original exercise price of $6.00 and expiration date of April 5, 2010 issued in connection with the Company’s initial public offering in April 2006 and 583,333 privately placed warrants (collectively, the “ warrants”) the right to exercise of the Warrants at the reduced exercise price of $5.10 per Warrant during the Offer Period. The Offer is subject to the terms and conditions in this Offer Letter and related Letter of Transmittal. The Offer Period is the period commencing May 2, 2008 and terminating May 30, 2008, or such later date to which the Company may extend the Offer.

The Company issued the Warrants as part of Units in its initial public offering in April 2006. Each Unit consists of one share of Common Stock and one Warrant. Each Warrant currently entitles the holder to purchase one share of Common Stock at $6.00 per share at any time on or prior to April 5, 2010. The Units, Warrants and Common Stock are traded on the American Stock Exchange under the symbols GFN.U, GFN.WS and GFN, respectively. On April 28, 2008, the last reported sale prices of such securities were $8.70, $1.65 and $7.25, respectively.

The reduced exercise price will be in effect only during the Offer Period. Following the Offer Period, the exercise price will revert to the current exercise price of $6.00 per Warrant

You may exercise some or all of your Warrants on these terms. If you elect to exercise Warrants in response to this Offer, please follow the instructions in this document and the related documents, including the Letter of Transmittal. The Offer is not subject to the exercise of any minimum or maximum number of Warrants.

Investing in the Company’s securities involves a high degree of risk. See“Risk Factors” in Section 12 of this Offer Letter for a discussion of information that you should consider before exercising Warrants.

If you desire to exercise Warrants that are part of Units, then you must instruct your broker to separate the Warrants from the Units prior to exercising the Warrants pursuant to this Offer. For specific instructions regarding separation of Units, please see the letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

A detailed discussion of this Offer is contained in this Offer Letter. Warrant holders are strongly encouraged to read this entire package of materials, and the publicly filed information about the Company referenced herein, before making a decision regarding this Offer.

THE COMPANY’S BOARD OF DIRECTORS HAS APPROVED THIS OFFER. HOWEVER, NEITHER THE COMPANY NOR ANY OF ITS DIRECTORS, OFFICERS OR EMPLOYEES, NOR THE INFORMATION AGENT, MAKES ANY RECOMMENDATION AS TO WHETHER TO EXERCISE WARRANTS. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO EXERCISE SOME OR ALL OF YOUR WARRANTS.

THE COMPANY HAS NO CURRENT INTENTION TO CONDUCT ANOTHER OFFER TO PROMOTE THE EARLY EXERCISE OF THE WARRANTS. HOWEVER, THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE, AS WELL AS TO REDEEM THE WARRANTS IF AND WHEN IT IS PERMITTED TO DO SO PURSUANT TO THE WARRANT TERMS. PURSUANT TO THE WARRANT TERMS, THE COMPANY MAY REDEEM SOME OR ALL OF THE WARRANTS AT A PRICE OF $0.01 PER WARRANT IF THE SALES PRICE OF THE COMPANY’S COMMON STOCK EQUALS OR EXCEEDS $11.50 PER SHARE FOR ANY 20 TRADING DAYS WITHIN A 30 TRADING DAY PERIOD ENDING 3 BUSINESS DAYS BEFORE A NOTICE OF REDEMPTION IS SENT.

IMPORTANT PROCEDURES

If you want to tender all or part of your Warrants, you must do one of the following before the Offer expires:

●
if your Warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Warrants for you, which can typically be done electronically;

●
if you hold Warrant certificates in your own name, complete and sign the Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantee, the certificates for your Warrants and any other documents required by the Letter of Transmittal, to Continental Stock Transfer & Trust Company (“Continental”), the Depositary for this Offer; or

●
if you are an institution participating in The Depository Trust Company, called the ‘‘book-entry transfer facility’’ in this document, tender your Warrants and payment according to the procedure for book-entry transfer described in Section 2.

If you want to tender your Warrants but:

●	your certificates for the Warrants are not immediately available or cannot be delivered to the Depositary; or

●	you cannot comply with the procedure for book-entry transfer; or

●	your other required documents cannot be delivered to the Depositary before the expiration of the Offer,

then you can still tender your Warrants if you comply with the guaranteed delivery procedure described in Section 2.

TO TENDER YOUR WARRANTS, YOU MUST CAREFULLY FOLLOW THE PROCEDURES DESCRIBED IN THIS OFFER LETTER, THE LETTER OF TRANSMITTAL AND THE OTHER DOCUMENTS DISCUSSED HEREIN RELATED TO THE COMPANY’S OFFER.

If you have any question or need assistance, you should contact MacKenzie Partners, Inc., the Information Agent for this Offer. You may request additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery from the Information Agent at:

MacKenzie Partners, Inc.
105 Madison Avenue,
New York, New York 10016
Phone (800) 322-2885
Facsimile (212) 929-0308

The address of Continental, the Depositary, is:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, New York 10004
(212) 509-4000

SUMMARY

WHO IS MAKING THE OFFER?	General Finance Corporation, a Delaware corporation, with principal executive offices at 39 East Union Street, Pasadena, California 91103, telephone (626) 584-9722.

WHAT SECURITIES ARE SUBJECT OF THE OFFER?
9,208,333 of the Company’s warrants (the “Warrants”), which consist of 8,625,000 Warrants issued on April 5, 2006 in the Company’s initial public offering (the “IPO”) and 583,333 Warrants issued to Ronald F. Valenta and John O. Johnson in a private placement immediately prior to the Company’s IPO. Each Warrant is exercisable for one share of Common Stock at an exercise price of $6.00. The Warrants expire on April 5, 2010, unless sooner redeemed by the Company, as permitted under the Warrants.

WHAT IS THE MARKET PRICE OF OUR SECURITIES?
The Units, Warrants and Common Stock of the Company are listed on the American Stock Exchange under the symbols GFN.U, GFN.WS and GFN, respectively. On April 28, 2008, the last reported sale prices of such securities were $8.70, $1.65 and $7.25, respectively.
See Section 6.

WHAT ARE THE MATERIAL TERMS OF THE OFFER?
We are offering to Warrant holders the right to exercise each Warrant for the reduced exercise price of $5.10 from May 2, 2008 until the May 30, 2008 or such later date to which the Company may extend the Offer. After the Expiration Date, the exercise price of each Warrant will revert to $6.00. The exercise price for the Warrants is payable in cash. The offer is subject to all the terms and conditions set forth in this Offer Letter and the Letter of Transmittal.

WHY ARE WE MAKING THE OFFER?
We are making the Offer to raise capital for the Company and to reduce the number of Warrants outstanding. We plan to use the capital that may be raised upon exercise of the Warrants to fund future acquisitions and growth. In addition, we believe that the substantial number of Warrants now outstanding creates uncertainty in our capital structure, as well as opportunities for arbitrage that may adversely affect trading prices of our securities. Thus, the reduction in the number of outstanding Warrants will provide greater certainty to investors and potential investors regarding the number of shares of Common Stock that are, and may become, outstanding.

WHEN DOES THE OFFER EXPIRE?	5:00 p.m., Eastern Daylight Time on the date to which we may extend this Offer.

ONCE EXERCISED, MAY YOU RESCIND YOUR EXERCISE?	If you exercise Warrants pursuant to this Offer, you may rescind your exercise at any time until the Expiration Date. See Section 3.

WILL OUR DIRECTORS AND EXECUTIVE OFFICERS OF PARTICIPATE IN THE OFFER?	Each our directors and executive officers who owns Warrants has advised the Company that he intends to exercise some or all of his Warrants.

DO WE RECOMMEND THAT EXERCISE YOUR WARRANTS IN THE OFFER?
Our Board of Directors has approved the offer. However, neither the Company nor any of its directors, officers or employees, nor the information agent, makes any recommendation as to whether to exercise Warrants. You must make your own decision as to whether to exercise some or all of your Warrants.

HOW DO I EXERCISE MY WARRANTS PURSUANT TO THE OFFER?	To exercise your Warrants, you must complete one of the actions described herein under ‘‘Important Procedures’’ before the Expiration Date.

WHO CAN RESPOND TO QUESTIONS OR PROVIDE ASSISTANCE REGARDING THE OFFER?
Please direct questions or requests for assistance, or for additional copies of this Offer, the Letter of Transmittal or other materials, in writing, to the Information Agent — MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016. Warrant holders, banks and brokerages may call Toll Free: ((800) 322-2885.

THE OFFER

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ANY OF ITS DIRECTORS, OFFICERS OR EMPLOYEES, NOR THE INFORMATION AGENT, MAKES ANY RECOMMENDATION AS TO WHETHER TO EXERCISE WARRANTS. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO EXERCISE SOME OR ALL OF YOUR WARRANTS.

YOUR PARTICIPATION IN THE OFFER INVOLVES A NUMBER OF RISKS, INCLUDING, BUT NOT LIMITED TO, THE RISKS IDENTIFIED IN SECTION 12. YOU SHOULD CAREFULLY CONSIDER THESE RISKS. WE URGE YOU SPEAK WITH YOUR PERSONAL FINANCIAL, INVESTMENT AND/OR TAX ADVISOR AS YOU DEEM NECESSARY BEFORE DECIDING WHETHER OR NOT TO PARTICIPATE IN THIS OFFER. IN ADDITION, WE STRONGLY ENCOURAGE YOU TO READ THIS OFFER IN ITS ENTIRETY AND REVIEW THE DOCUMENTS REFERRED TO IN SECTIONS 9 AND 13.

1	GENERAL TERMS

On the terms and subject to the conditions set forth in this Offer Letter and the Letter of Transmittal, we offer to all Warrant holders to the right to exercise their Warrants during the Offer Period for the reduced exercise price of $5.10 per Warrant. The “Offer Period” is the period commencing May 2, 2008 and terminating at the Expiration Date. The Expiration Date is 5:00 p.m. Eastern Daylight Time on May 30, 2008 or such later date to which the Company may extend this Offer. After the Offer Period, the exercise price of each Warrant will revert to $6.00.

The exercise price of the Warrants exercised pursuant to the reduced exercise price of the Offer will be payable only by check, certified bank check or wire transfer of immediately available funds in accordance with the Company’s instructions and must accompany the Letter of Transmittal.

You are under no obligation to exercise any Warrants. You may exercise some or all of your Warrants on these terms. If you desire to exercise Warrants in response to the Offer, please follow the instructions in this Offer Letter and the related documents, including the Letter of Transmittal.

If you exercise Warrants pursuant to the Offer and change your mind prior to the Expiration Date, you may rescind your exercise at any time until the Expiration Date, by following the instructions in Section 3.

The Offer is not subject to the exercise of any minimum or maximum number of Warrants.

The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer. There can be no assurance, however, that the Company will extend the Offer beyond May 30, 2008. See Section 10.

THE COMPANY HAS NO CURRENT INTENTION TO CONDUCT ANOTHER OFFER TO PROMOTE THE EARLY EXERCISE OF THE WARRANTS. HOWEVER, THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE, AS WELL AS TO REDEEM THE WARRANTS IF AND WHEN IT IS PERMITTED TO DO SO PURSUANT TO THE WARRANT TERMS. PURSUANT TO THE WARRANT TERMS, THE COMPANY MAY REDEEM SOME OR ALL OF THE WARRANTS AT A PRICE OF $0.01 PER WARRANT IF THE SALES PRICE OF THE COMPANY’S COMMON STOCK EQUALS OR EXCEEDS $11.50 PER SHARE FOR ANY 20 TRADING DAYS WITHIN A 30 TRADING DAY PERIOD ENDING 3 BUSINESS DAYS BEFORE A NOTICE OF REDEMPTION IS SENT.

2.	PROCEDURE FOR EXERCISING WARRANTS

The method you use to deliver all documents necessary to exercise your Warrants, including the Letter of Transmittal, Warrant certificates and any other required documents, is at your election and risk. If you decide to send your materials by mail, we recommend that you use registered mail with return receipt and proper insurance.

All deliveries in connection with this Offer, including the Letter of Transmittal and Warrant certificates for Warrants exercised, must be made to the Depositary and not to us, the Information Agent or the Book-Entry Transfer Facility (described below). Any documents delivered to us, the Information Agent or the Book-Entry Transfer Facility will not be forwarded to the Depositary and therefore may not be deemed to be properly tendered. In all cases, you should allow sufficient time to ensure delivery before the Expiration Date.

A.	How to Exercise Warrants

To exercise your Warrants pursuant to the Offer, you must

●	deliver to the Depositary at its address set forth on the last page of this document a properly completed and executed Letter of Transmittal (or facsimile thereof) before the Expiration Date; and

●
deliver the Warrants in accordance with one of the following three methods and within the required time periods: (i) delivery of the actual Warrant certificate to the Depositary; (ii) book entry delivery (see “Book Entry Delivery” below); or (iii) guaranteed delivery (see “Guaranteed Delivery” below).

●	Deliver to the Depositary a check, a certified bank check or wire transfer of immediately available funds in the amount of the exercise price for the Warrants:

In the Letter of Transmittal, you must: (i) set forth your name and address; (ii) set forth the number of Warrants exercised; and (iii) if known, set forth the number of the Warrant certificate(s) representing such Warrants.

Where Warrants are exercised by a registered holder of the Warrants who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal, all signatures on the Letters of Transmittal must be guaranteed by an “Eligible Institution.”

An “Eligible Institution” is a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

If the Warrants are registered in the name of a person other than the signer of the Letter of Transmittal, the Warrants must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear on the Warrants, with the signature(s) on the Warrants or stock powers guaranteed.

An exercise of Warrants pursuant to the procedures described below in this Section will constitute a binding agreement between the exercising holder of Warrants and the Company upon the terms and subject to the conditions of the Offer.

BOOK-ENTRY DELIVERY. The Depositary will establish an account for the Warrants at The Depository Trust Company (“DTC”) for purposes of the Offer within two business days after the date of this Offer Letter. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Warrants by causing DTC to transfer such Warrants into the Depositary’s account in accordance with DTC’s procedure for such transfer. Even though delivery of Warrants may be effected through book-entry transfer into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or an agent’s message in the case of a book-entry transfer, and any other required documentation, must in any case be transmitted to and received by the Depositary at its address set forth on the last page of this document prior to the Expiration Date, or the guaranteed delivery procedures set forth herein must be followed. Delivery of the Letter of Transmittal (or other required documentation) to DTC does not constitute delivery to the Depositary.

WARRANTS HELD THROUGH CUSTODIANS. If you want to exercise Warrants that are held through a direct or indirect DTC participant, such as a broker, dealer, commercial bank, trust company or other financial intermediary, you must instruct that holder to exercise your Warrants on your behalf. A letter of instructions is included with this Offer Letter and as an exhibit to the Schedule TO. That letter may be used by you to instruct a custodian to exercise and deliver Warrants on your behalf.

Unless the Warrants being exercised are delivered to the Depositary by 5:00 P.M., Eastern Daylight Time, on the Expiration Date accompanied by a properly completed and duly executed Letter of Transmittal or a properly transmitted agent’s message, and in the case of a cash exercise, proper payment, the Company may, at its option, treat such exercise as invalid. Issuance of Common Stock upon exercise of Warrants will be made only against the valid exercises of the Warrants.

GUARANTEED DELIVERY. If you want to exercise your Warrants pursuant to the Offer, but (i) your Warrants are not immediately available, (ii) the procedure for book-entry transfer cannot be completed on a timely basis, or (iii) time will not permit all required documents to reach the Depositary prior to the Expiration Date, you can still exercise your Warrants if all the following conditions are met:

(A)	the tender is made by or through an Eligible Institution;

(B)
the Depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form the Company has provided with this document (with signatures guaranteed by an Eligible Institution); and

(C)	the Depositary receives, within three American Stock Exchange trading days after the date of its receipt of the notice of guaranteed delivery:

(1)	the certificates for all exercised Warrants, or confirmation of receipt of the Warrants pursuant to the procedure for book-entry transfer as described above,

(2)
a properly completed and duly executed Letter of Transmittal (or facsimile thereof), or an Agent’s Message in the case of a book-entry transfer, and any other documents required by the letter of transmittal; and

(3)	payment by check, certified bank check or wire transfer of immediately available funds in the amount of the exercise price for the Warrants.

In any event, the issuance of shares of Common Stock for Warrants exercised pursuant to the Offer and accepted pursuant to the Offer will be made only after timely receipt by the Depositary of Warrants, properly completed, duly executed Letter(s) of Transmittal and any other required documents.

B.	Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and proper exercise of the Warrants will be determined by the Company, in its sole discretion, and its determination shall be final and binding, subject to the judgment of any court. The Company reserves the absolute right, subject to the judgment of any court, to reject any or all tenders of Warrants that it determines are not in proper form or reject Warrants that may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right, subject to the judgment of any court, to waive any defect or irregularity in any tender of the Warrants. Neither the Company nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

The exercise of Warrants pursuant to the procedure described above will constitute a binding agreement between the tendering Warrant holder and the Company upon the terms and subject to the conditions of the Offer.

C.	Signature Guarantees

Except as otherwise provided below, all signatures on a Letter of Transmittal by a person residing in or tendering Warrants in the U.S. must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States which is a participant in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the Warrant(s) tendered therewith and such holder has not completed the box entitled “Special Delivery Instructions” or “Special Issuance Instructions” in the Letter of Transmittal; or (b) such Warrants are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

3.	RESCISSION RIGHTS

If you exercise Warrants pursuant to this Offer, you may rescind your exercise at any time prior to the Expiration Date. Thereafter, your exercise is irrevocable.

To rescind your exercise of Warrants, a written notice of withdrawal must be timely received by the Depositary at its address identified in the Offer prior to the Expiration Date. Any notice of rescission must specify the name of the person who exercised the Warrants for which exercise is to be rescinded and the number of Warrants for which exercise is rescinded. If the Warrants certificates have been delivered to the Depositary, a signed notice of rescission must be submitted prior to return of such Warrants. In addition, such notice must specify the name of the registered holder (if different from that of the person tendering Warrant holder) and, if known, the serial numbers shown on the particular certificates evidencing the Warrants to be withdrawn.

If you exercised your Warrants through DTC and desire to rescind your exercise, you should contact the DTC participant through which you exercised your Warrants. In order to rescind the exercise, a DTC participant may, prior to the Expiration Date, withdraw its instruction previously transmitted through the WARR PTS function of DTC’s ATOP procedures by (1) withdrawing its acceptance through the WARR PTS function, or (2) delivering to the Depositary by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notices of withdrawal must contain the name and number of the DTC participant. A withdrawal of an instruction must be executed by a DTC participant as such DTC participant’s name appears on its transmission through the WARR PTS function to which such withdrawal relates. A DTC participant may withdraw a tendered Warrant only if such withdrawal complies with the provisions described in this paragraph.

If you exercised Warrants other than through DTC, you should send written notice of rescission to the Depositary specifying the name of the Warrant holder who exercised the Warrants being withdrawn. All signatures on a notice of withdrawal must be guaranteed by a Medallion Signature Guarantor; provided, however, that signatures on the notice of rescission need not be guaranteed if the Warrants for which exercise is rescinded are held for the account of an Eligible Guarantor Institution. Rescission of a prior Warrant tender will be effective upon receipt of the notice of withdrawal by the Depositary. Selection of the method of notification is at the risk of the Warrant holder, and notice of rescission must be timely received by the Depositary.

All questions as to the form and validity (including time of receipt) of any notice of rescission will be determined by the Company, in its sole discretion, which determination shall be final and binding, subject to the judgments of any courts that might provide otherwise. Neither the Company nor any other person will be under any duty to give notification of any defect or irregularity in any notice of rescission or incur any liability for failure to give any such notification, subject to the judgment of any court.

4.	ISSUANCE OF SHARES

Promptly following the Expiration Date, we will deliver confirmation of your ownership of the Common Stock or certificates of the shares of Common Stock issued upon all properly exercised Warrants.  In all cases, Warrants will only be accepted for exercise pursuant to the Offer after timely receipt by the Depositary of certificates for Warrants either physically or through the book-entry delivery, a properly completed and duly executed Letter of Transmittal or manually signed photocopy thereof, and a check, certified bank check or wire transfer of immediately available funds in accordance with the instruction herein in the amount of the purchase price of the Common Stock.

For purposes of the Offer, we will be deemed to have accepted for exercise Warrants that are validly tendered and for which exercises are not withdrawn, unless we gives written notice to the Warrant holder of its non-acceptance.

5.	BACKGROUND AND PURPOSES OF THE OFFER

A.	Information Concerning General Finance Corporation

We are a holding company whose strategy and business plan is to acquire and operate specialty finance and equipment leasing businesses in the U.S., Europe, Australia and Asia. We plan to acquire growing businesses with strong management teams that earn attractive returns on equity. We will assist these managers by providing operational and acquisitions advice and access to capital.

In September 2007, we acquired RWA Holdings Pty Limited and its subsidiaries, which we refer collectively as “Royal Wolf.” We paid $64.3 million to acquire Royal Wolf. The purchase price consisted of $44.7 million of cash and shares of common stock of GFN U.S. Australasia Holdings, Inc., our subsidiary which we refer to as “GFN U.S.”, constituting 13.8% of the outstanding capital stock of GFN U.S. We issued the shares of common stock of GFN U.S. to Bison Capital Australia, L.P., which we refer to as “Bison Capital,” as one of the sellers of Royal Wolf. Following the acquisition, we own 86.2% of the outstanding capital stock of GFN U.S., and Bison Capital owns the remaining 13.8% of the outstanding capital stock of GFN U.S. Through an indirect subsidiary, GFN U.S. owns all of the outstanding capital stock of Royal Wolf.

Royal Wolf is the leading provider in Australia of portable storage containers, portable container buildings and freight containers, which we refer to collectively as “storage container products.” Royal Wolf leases and sells storage container products through its 17 customer service centers, which we refer to as “CSCs,” located in every state in Australia. We believe Royal Wolf has the largest lease fleet of storage container products in Australia. Royal Wolf is the only portable container lease and sales company with CSCs in all major business centers in Australia and, as such, is the only storage container products company in Australia with a national infrastructure and work force.

We have never declared nor paid any cash dividends on our Common Stock. We currently intend to retain all future earnings, if any, for use in the operations and expansion of business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our Board of Directors and will depend on factors our Board of Directors deems relevant, including amount others, our results or operations, financial condition and cash requirements, business prospects, and the terms of credit facilities and other financing arrangements. It is likely that the debt financing arrangements put into place in connection with its acquisitions will prohibit us from declaring or paying dividends without the consent of our lenders.

B.	Purposes of the Offer; Plans and Proposals

We are making the Offer to raise capital and to reduce the number of Warrants outstanding. We plan to acquire growing businesses, and we plan to use the capital that we raise upon exercise of the Warrants to fund future acquisitions and growth. However, we are not presently a party to any agreement or understanding with respect to any such acquisition. In addition, we believe that the substantial number of Warrants now outstanding creates uncertainty in our capital structure, as well as opportunities for arbitrage that may adversely affect the trading prices of our securities. Thus, the reduction in the number of outstanding Warrants will provide greater certainty to investors and potential investors regarding the number of shares of Common Stock that are, and may become, outstanding.

Except for the general plan to use the capital provided by the exercise of Warrants to fund acquisitions as part of our business strategy, we are not presently a party to any agreement or understanding that would result in: (a) the acquisition by any person of more or our securities, or the disposition of our securities; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving us or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of us or any of our subsidiaries; (d) any change in our present Board of Directors or management including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (e) any material change in our present dividend rate or policy, or our indebtedness or capitalization; (f) any other material change in our corporate structure or business; (g) changes in our Certificate of Incorporation or By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of us by any person; (h) causing a class of our equity securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of our equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act.

C.	Beneficial Ownership of Warrants by Directors and Executive Officers

The following table sets forth as of April 28, 2008, the beneficial ownership of Warrants by each of our directors and executive officers who beneficially owns Warrants; and (ii) by all of our directors and executive officers as a group:

Name	Number of Warrants Beneficially Owned (1)	Percent of Class

Ronald F. Valenta	1,181,966	12.8%
John O. Johnson	309,367	3.4%
Christopher A. Wilson	1,000	0.0%
All Directors and Executive Officers as a Group (10 persons)	1,492,333	16.2%
_________________________
(1)	No “associates” of these persons, as such term is defined in Rule 12b-2 of the Securities and Exchange Commission, beneficially own Warrants:.
(2)	The address for each of these Warrant holders is 39 East Union Street, Pasadena, California 91103.

Each of the person identified in the foregoing table have advised us that they will exercise some of their Warrants pursuant to the Offer. We cannot guarantee that these persons will ultimately decide to exercise their Warrants pursuant to this Offer.

None of our directors or executive officers effected any transactions in the Warrants since March 1, 2008

NONE OF THE COMPANY OR ANY OF ITS DIRECTORS, OFFICERS OR EMPLOYEES, NOR THE INFORMATION AGENT, MAKES ANY RECOMMENDATION TO ANY HOLDER OF WARRANTS AS TO WHETHER TO TENDER AND EXERCISE SOME OR ALL OF HIS, HER OR ITS WARRANTS. EACH HOLDER OF WARRANTS MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO TENDER AND EXERCISE HIS, HER OR ITS WARRANTS.

6.	PRICE RANGE OF UNITS, COMMON STOCK AND WARRANTS

Our Units, Common Stock and Warrants are traded on the American Stock Exchange under the symbols GFN.U, GFN.WS and GFN, respectively.

We recommend that holders obtain current market quotations for the Common Stock, among other factors, before deciding whether or not to exercise their Warrants.

The following table sets forth for the periods indicated the range of high and low sales prices for the Units, since the Units commenced trading on April 10, 2006, and for the Common Stock and Warrants, since the Common Stock and Warrants commenced public trading separately on June 13, 2006:

	Units		Common Stock		Warrants
	High	Low	High	Low	High	Low
FY 2008:

Third Quarter	$12.15	$8.50	$9.05	$7.00	$3.24	$1.55

Second Quarter	$13.70	$10.00	$9.89	$7.90	$4.05	$2.20

First Quarter	$10.05	$8.80	$8.00	$7.43	$2.20	$1.60

FY 2007:

Fourth Quarter	$9.75	$9.00	$7.95	$7.56	$1.96	$1.45

Third Quarter	$9.60	$8.50	$7.95	$7.46	$1.80	$1.10

Second Quarter	$8.00	$7.81	$7.70	$7.22	$1.15	$0.62

First Quarter	$8.45	$7.75	$7.36	$7.22	$0.85	$0.63

FY 2006:

Fourth Quarter	$8.06	$7.75	$7.35	$7.24	$0.80	$0.63

7.	SOURCE AND AMOUNT OF FUNDS

We will not use any or our funds in connection with the exercise of the Warrants. We will use our existing working capital to pay expenses associated with this Offer, estimated to be $50,000.

8.	TRANSACTIONS AND AGREEMENTS CONCERNING WARRANTS

Other than as set forth below, and as set forth in our Certificate of Incorporation and By-Laws, there are no agreements, arrangements or understandings between us, or any of our directors or executive officers identified above and any other person with respect to the Warrants.

A. Information Agent Agreement.  In connection with the Offer, MacKenzie will receive a fee equal to US $8,500.  In addition, MacKenzie is entitled to reimbursement of its reasonable out-of-pocket expenses.

B. Warrant Agreement.  In connection with its initial public offering and the appointment of a warrant agent for its publicly traded Warrants, the Company entered into a Warrant Agreement with Continental Stock Transfer & Trust Company. The Warrant Agreement provides for the various terms, restrictions and governing provisions that dictate all the terms of the Warrants. In addition, the Company has retained Continental Stock Transfer & Trust Company to act as the Depositary and MacKenzie Partners, Inc. to act as the Information Agent. MacKenzie may contact warrant holders by mail, telephone, facsimile, or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee warrant holders to forward material relating to the offer to beneficial owners. Each of Continental and MacKenzie will receive reasonable and customary compensation for its services in connection with the Company’s Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

9.	FINANCIAL INFORMATION REGARDING THE COMPANY

Summary Financial Information

The summary historical consolidated financial data set forth below are derived from the audited consolidated financial statements of Royal Wolf (as our Predecessor) for the years ended June 30, 2007 and 2006, the six months ended June 30, 2005 and the year ended December 31, 2004; and from our unaudited condensed consolidated financial statements for the six months ended December 31, 2006 (Predecessor), the period from July 1, to September 13, 2007 (Predecessor) and the six months ended December 31, 2007 (Successor). The summary historical financial data for the periods ended December 31, 2007 and 2006 are derived from our unaudited consolidated financial statements, have been prepared on the same basis as the audited consolidated financial statements referred to above and, in the opinion of management, include all significant normal, recurring adjustments necessary to state fairly the data included therein in accordance with generally accepted accounting principles in the United States (“GAAP”) for interim financial information. Interim results are not necessarily indicative of the results to be expected for any other interim period or any fiscal year.

The selected financial data presented below should be read in conjunction with the Company’s consolidated financial statements and the notes to the consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Company’s Post-Effective Amendment on Form S-1 declared effective March 31, 2008, Transition Report on Form 10-K for the six months ended June 30, 2007 and Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007, which are all hereby incorporated by reference. The full text of all such filings with the SEC referenced above, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

The information as of and for the year ended December 31, 2003 was derived from the audited financial statements of Royal Wolf Trading Australia Pty Limited, or RWT, Royal Wolf’s principal operating subsidiary.

Consolidated Statement of Operations Information:

	Predecessor					Predecessor		Successor
	Year Ended		Six Months Ended	Year Ended		Six Months Ended	Period from July 1, to	Six Months Ended
	December 31,		June 30,			December 31,	September 13,	December 31,
	2003	2004	2005	2006	2007	2006	2007	2007
	(In thousands of dollars)
Sale of containers	$16,947	$26,141	$13,563	$34,473	$52,929	$23,308	$10,944	$25,476
Leasing of containers	8,540	12,351	7,224	15,921	21,483	10,234	4,915	8,775
	25,487	38,492	20,787	50,394	74,412	33,542	15,859	34,251
Operating income	1,447	2,926	560	2,412	4,672	197	1,530	3,145
Other income (expense), net	1,596	(2,242)	(662)	(2,626)	(3,870)	(1,729)	(1,062)	1,249
Income (loss) before provision for income taxes and minority interest	3,043	684	(102)	(214)	802	(1,532)	468	4,394
Net income (loss)	2,244	284	(177)	(428)	312	(2,149)	288	2,719

Consolidated Balance Sheet Information:

	Predecessor					Successor
	December 31,		June 30,			December 31,
	2003	2004	2005	2006	2007	2007
						(Unaudited)
	(In thousands of dollars, except share information)
Trade and other receivables, net	$3,901	$5,479	$6,002	$7,451	$13,322	$18,649
Inventories	2,908	1,669	3,066	5,460	5,472	16,795
Container for lease fleet, net	13,080	17,511	19,644	27,773	40,928	66,469
Total assets	24,953	30,728	35,930	47,903	68,788	165,210
Total current liabilities	9,009	11,070	8,997	16,580	20,859	25,264
Long-term debt and obligations, net	11,432	16,081	22,993	27,155	33,811	65,085
Net assets	4,322	3,165	3,586	3,018	13,040	64,783

Book value per share:

Basic	$6.69 (a	)
Diluted	3.03 (b	)

Pro forma book value per share:

Basic	$5.94 (c	)
Diluted	5.10 (d	)

_________________________
(a)	Based on 9,690,099 shares of common stock outstanding.

(b)	Based on 9,690,099 shares of common stock outstanding and the dilutive effect of 11,658,333 outstanding warrants and stock options.

(c)	Based on 9,690,099 shares of common stock outstanding and the exercise of 8,625,000 warrants at an exercise price of $5.10.

(d)
Based on 9,690,099 shares of common stock outstanding, the exercise of 8,625,000 warrants at an exercise price of $5.10 and the dilutive effect of the remaining 3,033,333 outstanding warrants and stock options.

10.	EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS; CONDITIONS

We expressly reserve the right, in our sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open.

There can be no assurance, however, that we will exercise our right to extend the Offer. Amendments to the Offer will be disseminated to the holders of the Warrants. Material changes to information previously provided to holders of the Warrants in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Warrants. Also, should we, pursuant to the terms and conditions of the Offer, materially amend the Offer, we will ensure that the Offer remains open long enough to comply with U.S. Federal securities laws. It is possible that such changes could involve an extension of the Offer of up to 10 additional business days.

If we materially changes the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required under applicable law. The minimum period during which an offer must remain open following any material change in the terms of the Offer or information concerning the Offer (other than a change in price, change in dealer’s soliciting fee or change in percentage of securities sought all of which require up to 10 additional business days) will depend on the facts and circumstances, including the relative materiality of such terms or information.

11.	U.S. FEDERAL INCOME TAX CONSEQUENCES

A. General

The following summary describes the material U.S. federal income tax considerations of the acquisition and ownership of Common Stock to holders who hold such Common Stock as capital assets and who acquire such Common Stock upon the exercise of the Warrants also held as capital assets. This description also addresses the material U.S. federal income tax considerations of the Offer to Warrant holders. This description does not purport to address the potential tax considerations that may be material to a holder based on his, her or its particular situation and does not address the tax considerations applicable to holders that may be subject to special tax rules, such as:

●	financial institutions;

●	insurance companies;

●	real estate investment trusts;

●	regulated investment companies;

●	grantor trusts;

●	tax-exempt organizations;

●	dealers or traders in securities or currencies; or

●
holders that hold Common Stock or Warrants as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar.

Moreover, this description does not address the U.S. federal estate and gift tax, alternative minimum tax or other tax consequences of the acquisition and ownership of Common Stock or Warrants.  Holders should consult their tax advisors with respect to the application of the U.S. tax laws to their particular situation.

This description is based on the Internal Revenue Code of 1986, as amended (the “ Code”), existing and proposed Treasury regulations, administrative pronouncements and judicial decisions, each as in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations by the Internal Revenue Service or a court, which could affect the tax consequences described herein. For purposes of this description, for U.S. federal income tax purposes a holder of Common Stock or Warrants is a “United States person” if such holder is:

●	an individual who is a citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●
a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons,” as defined in section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the Common Stock or Warrants, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership.  Such partner should consult its own tax advisor as to the application of the U.S. tax laws to its particular situation.

This summary is included herein as general information only. Accordingly, each holder is urged to consult his, her or its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of participating in the Offer and of holding and disposing of the Common Stock.

B.	The Offer

If you participate in the Offer in accordance with the procedures set forth in the Offer, we intend to treat your participation for U.S. federal income tax purposes in the manner described below.

If you elect to exercise an existing Warrant by paying a reduced exercise price of $5.10 to receive one share of Common Stock (i.e., a reduced cash exercise), we will treat the transaction as a “recapitalization” exchange of the existing Warrant for a “new” warrant having a $5.10 exercise price, followed by an exercise of the “new” warrant. The consequences of such a transaction would be that (i) the deemed exchange of existing Warrants for “new” warrants would not cause recognition of gain or loss, (ii) your tax basis in the “new” warrants received in the deemed exchange would be equal to the tax basis in your existing Warrants given in the exchange, (iii) your tax basis in Common Stock received upon exercise of the “new” warrants will equal your basis in the exercised “new” warrants increased by the exercise price paid to acquire the Common Stock; and (iv) your holding period for the Common Stock acquired upon the exercise of “new” warrants will begin on the day following the date of exercise.

If you do not participate in the Offer, we intend to treat the Offer as not resulting in any U.S. federal income tax consequences to you.

The remainder of this summary assumes such treatment of participating and non-participating holders. However, because the U.S. federal income tax consequences of the Offer are unclear, there can be no assurance in this regard and alternative characterizations are possible that would require you to recognize taxable income. For example, if you are a participating holder, it is possible that the reduction of the exercise price of the Warrants could be treated as resulting in taxable gain from the exchange of existing Warrants for new warrants. Counsel will not render an opinion on the U.S. federal income tax consequences of the Offer or a holder’s participation in the Offer. You are urged to consult your tax advisor regarding the potential tax consequences of the Offer to you in your particular situation, including the consequences of possible alternative characterizations.

Assuming the recapitalization treatment described above, if you are a participating holder, you will be required to file with your U.S. federal income tax return for the year in which the recapitalization occurs a statement setting forth certain information relating to your existing Warrants (including basis information) and any Common Stock that you receive in exchange for your existing Warrants, and to maintain permanent records containing such information.

C.	U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of the Common Stock applicable to “United States persons” (referred to below as “U.S. Holders”), subject to the limitations described above.

Ownership of Common Stock

Distributions of cash or property that we pay in respect of the Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from its current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in a U.S. Holder’s gross income upon receipt.  Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends received deduction.  Dividends paid us to certain non-corporate U.S. holders (including individuals), with respect to taxable years beginning on or before December 31, 2010, are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals, provided that the holder receiving the dividend satisfies applicable holding period and other requirements.  If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in such Holder’s Common Stock, and thereafter will be treated as capital gain.

Dispositions of Common Stock

Upon a sale, exchange or other taxable disposition of shares of the Common Stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and such Holder’s adjusted tax basis in its shares of Common Stock. Such capital gain or loss will be long-term capital gain or loss if such Holder has held such Common Stock for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations under the Code.

U.S. Backup Withholding Tax and Information Reporting Requirements

Information reporting generally will apply to payments of dividends on the Common Stock and proceeds from the sale or exchange of the Common Stock or Warrants made within the United States to a U.S. Holder, other than an exempt recipient (including a corporation), a payee that is not a United States person that provides an appropriate certification, and certain other persons.  If information reporting applies to any such payment, a payor will be required to withhold backup withholding tax from the payment if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

D.	Non-U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of the Common Stock applicable to holders who are not “United States persons” (referred to below as “Non-U.S. Holders”), subject to the limitations described above.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of the Common Stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, a Non-U.S. Holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Ownership of Common Stock

Distributions of cash or property that we pay in respect of the Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of the Common Stock. If the amount of a distribution exceeds its current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder’s tax basis in the Common Stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of the Common Stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of Common Stock unless:

●	the gain is U.S. trade or business income;

●
the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions (in which case, such Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources); or

●
the Company is or has been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the Common Stock (in which case, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income).

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of the Common Stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the Common Stock, provided that the Common Stock is regularly traded on an established securities market. We do not believe that we are currently a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that the Common Stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of the Common Stock.

U.S. Backup Withholding Tax and Information Reporting Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of Common Stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person.

The payment of the proceeds from the disposition of the Common Stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of the Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of the Common Stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of Common Stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

12.	RISK FACTORS; FORWARD-LOOKING STATEMENTS

The following are what we believe to be our material risks. Additional risks and uncertainties not presently know to us or that we currently deems immaterial also may impair our business operations. If any of the matters identified as potential risks materialize, our business could be adversely affected. In that event, the trading price of the Common Stock could decline to prices below that paid pursuant to an exercise of the Warrants.

Risks Related to Our Business

The Company’s overall financial results will be affected by the relative value of the Australian dollar to the U.S. dollar and may be affected by other currencies with future acquisitions

While the past two years have seen gains in the Australian dollar relative to the U.S. dollar there is a likelihood that that trend will reverse. If the Australian dollar loses value against the U.S. dollar then the value of the operating results and the value of the investment in Australia will decline for financial reporting purposes and our overall financial results will be diminished. Future acquisitions in other countries will further impact the currency exchange impact on our financial results and may not be offset by the blending of U.S. dollar-based acquisitions.

Sales of storage container units constitute a significant portion of Royal Wolf’s revenues. Failure to continue to sell units at historic levels could adversely affect our financial results and our ability to grow.

Sales of storage units and related modification revenues constituted approximately 71% of Royal Wolf total revenues for the year ended June 30, 2007. Revenues from sales of storage units have a material impact on our financial results and our ability to service our debt. Further, the funding of the growth of the lease fleet is dependent upon the sales of storage container units to take advantage of business and growth opportunities available to it.

The failure of Royal Wolf to achieve its business strategy of increasing its leasing revenue could adversely affect the predictability of our quarterly earnings results and adversely affect our results of operations.

Historically, sales generated over 67% of Royal Wolf’s revenue and leasing generated under 33% of Royal Wolf’s revenue. We are pursuing a strategy of increasing revenue generated from leasing operations. Revenues generated from sales can vary greatly from quarter to quarter, while revenue from leasing operations is more predictable. If we are not successful in increasing the percentage of our revenues generated by our leasing operations, our results of operations may vary greatly quarter to quarter, and would therefore be less predictable. In addition, if we are not successful in increasing the percentage of our revenues from our leasing operations, our results of operations may be adversely affected.

General or localized economic downturns or weakness may adversely affect Royal Wolf’s customers, in particular those in the mining and moving and storage industries, which may reduce demand for Royal Wolf’s products and services which would negatively impact our future revenues and results of operations.

A significant portion of Royal Wolf’s revenues is derived from customers in industries and businesses that are cyclical in nature and subject to changes in general economic conditions, including the mining and moving and storage industries, which constituted approximately 10% and 8%, respectively, of Royal Wolf’s revenues in the fiscal year ended June 30, 2007. Although we believe the variety of Royal Wolf’s products, the breadth of its customer base and its geographic diversity throughout Australia reduces its exposure to economic downturns, general economic downturns or localized downturns in markets where its operates could reduce demand for Royal Wolf’s products and negatively impact our future revenues and results of operations.

Royal Wolf faces significant competition in the portable buildings industry and regional competition in the portable storage market. Royal Wolf also faces potentially significant competition from modular industry companies who have portable storage offerings, especially from several national competitors in Australia who have greater financial resources and pricing flexibility than Royal Wolf does. If Royal Wolf is unable to compete successfully in these industries, it could lose customers and our future revenues could decline.

Although Royal Wolf’s competition varies significantly by market, the portable buildings market in which Royal Wolf competes is dominated by three or four large participants and is highly competitive. In addition, Royal Wolf competes with a number of large to mid-sized regional competitors, as well as many smaller, full and part-time operators in many local regions. The modular space industry is highly competitive and almost all of the competitors have portable storage product offerings. The primary modular national competitors with portable storage offerings are less leveraged than Royal Wolf, and have greater financial resources and pricing flexibility than Royal Wolf does. If they focus on portable storage, Royal Wolf could lose customers and our future revenues could decline. If Royal Wolf is unable to compete successfully in these markets, it could lose customers and our future revenues could decline.

Our customers lease our storage container products on a month-to-month basis, and our results of operations could be adversely affected by a downturn in economic activity .

Should a significant number of Royal Wolf’s storage container products be returned by customers during a short period of time, Royal Wolf would have to lease to new customers a large supply of units at similar rates in order to maintain historic revenues from these operations. Royal Wolf’s failure to effectively lease to new customers a large influx of units returned by customers from leases could have a material adverse effect on our results of operations.

Our ability to be successful may depend on the efforts of Ronald F. Valenta and John O. Johnson.

Mr. Valenta has significant experience and contacts in owning, operating and acquiring companies in the business of equipment sales and leasing, our present business. Mr. Johnson has significant experience in acquisitions, and part of our strategy is to acquire additional businesses engaged in equipment sales and leasing. Neither Mr. Valenta nor Mr. Johnson has an employment agreement with us, and they are not currently compensated for their services, although Mr. Valenta and Mr. Johnson beneficially own approximately 24.1% and 6.7%, respectively, of our outstanding common stock. They have also advised our Board of Directors that they would serve in their current capacities without compensation until the earlier of June 30, 2008 or such time as Royal Wolf achieves annualized earnings before interest, income taxes, depreciation and amortization, which we refer to as “EBITDA,” of $20 million or we achieve a company-wide total annualized EBITDA of $40 million.

The supply and cost of used ocean-going containers fluctuates, which fluctuation could affect Royal Wolf’s pricing and our ability to grow.

Royal Wolf currently purchases, refurbishes and modifies used ocean-going containers in order to replenish and expand its lease fleet. Various freight transportation companies, freight forwarders and commercial and retail storage companies also purchase used ocean-going containers. Many of these other companies have greater financial resources than Royal Wolf does. As a result, if the number of available containers for sale decreases, these competitors may be better able to absorb an increase in the cost of containers. If used ocean-going container prices increase substantially, Royal Wolf may not be able to purchase enough new units to maintain or increase the size of its fleet. These price increases also could increase Royal Wolf’s acquisition costs and operating expenses and adversely affect our results of operations and reduce our earnings. Conversely, an oversupply of used ocean-going containers may cause container prices to fall, which may result in competitors then lowering the lease rates on their storage units. As a result, Royal Wolf may need to lower its lease rates to remain competitive, which would cause our future revenues to decline.

Because our customers lease our storage container products on a month-to-month basis, we could be adversely affected by an economic downturn. Should a significant number of Royal Wolf’s lease units be returned during any short period of time, Royal Wolf would have to lease to new customers a large supply of units at similar rates in order to maintain historic revenues from these operations. Royal Wolf’s failure to effectively remarket a large influx of units returning from leases could have a material adverse effect on our results of operations.

Governmental regulations could impose substantial costs and restrictions on Royal Wolf’s operations that could harm our future results of operations.

Royal Wolf is subject to various Australian federal, state and local environmental, transportation, health and safety laws and regulations in connection with its operations. Any failure to comply with these laws or regulations could result in capital or operating expenditures or the imposition of severe penalties or restrictions on its operations. In addition, these laws and regulations could change in a manner that materially and adversely affects Royal Wolf’s ability to conduct its business. More burdensome regulatory requirements in these or other areas may increase our general and administrative costs. If Royal Wolf is unable to pass these increased costs on to its customers, our future operating results could be negatively impacted.

Royal Wolf may not be able to facilitate its growth strategy by identifying or completing transactions with attractive acquisition candidates, which could impair the growth and profitability of its business.

Since December 2005, Royal Wolf has completed five acquisitions. An important element of our growth strategy for Royal Wolf is to continue to seek additional acquisitions in order to add new leasing customers within existing geographic markets and branch locations, and to expand Royal Wolf’s operations into new markets. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices, upon advantageous terms and conditions and upon successful integration of the acquired businesses. However, future acquisitions may not be available at advantageous prices or upon favorable terms and conditions. In addition, acquisitions involve risks that the businesses acquired will not perform in accordance with expectations, that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect, that the acquired businesses may not be integrated successfully and that the acquisitions may strain Royal Wolf’s management resources. Future acquisitions and any necessary related financings also may involve significant transaction-related expenses. If Royal Wolf is unable to complete additional acquisitions or successfully integrate any businesses that it does acquire, our future growth and operating results would be adversely impacted. There is no assurance that we or Royal Wolf will be able to identify, negotiate or complete any future acquisitions, or, if completed that any such acquisitions will be successful.

Failure to retain key personnel could adversely affect Royal Wolf’s operations and could impede our ability to execute our business plan and growth strategy.

Royal Wolf is managed largely by its existing officers, including Robert Allan, its Chief Executive Officer, and Peter McCann, its Chief Financial Officer. The continued success of Royal Wolf will depend largely on the efforts and abilities of these executive officers and certain other key employees. The ten members of the senior management team of Royal Wolf have an average of over 13 years of experience in the equipment leasing industry. These officers and employees have knowledge and an understanding of Royal Wolf and its industry that cannot be readily duplicated. Each of Messrs. Allan and McCann has an employment agreement which is terminable under certain circumstances upon notice to him. The loss of any member of Royal Wolf’s senior management team could impair our ability to execute our business plan and growth strategy, cause a loss of customers, reduce revenues and adversely affect employee morale.

Any failure of Royal Wolf’s management information systems could disrupt our business and result in decreased lease or sale revenues and increased overhead costs, which could negatively impact our results of operations.

Royal Wolf depends on its management information systems to actively manage its lease fleet, control new unit capital spending and provide fleet information, including leasing history, condition and availability of our units. These functions enhance Royal Wolf’s ability to optimize fleet utilization, lease fleet condition and redeployment. The failure of Royal Wolf’s management information systems to perform as we anticipate could disrupt its business and could result in, among other things, decreased leases or sales and increased overhead costs, which could negatively impact our results of operations.

A write-off of all or a part of our goodwill and intangibles would hurt our operating results and reduce our stockholders’ equity.

As a result of our acquisition of Royal Wolf, we recorded significant intangible assets related to goodwill and customer lists, which represent the excess of the total purchase price of the acquisitions over the fair value of the net assets acquired. We are not permitted to amortize goodwill under the U.S. accounting standards and instead are required to review goodwill and other intangibles at least annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. Although it does not affect our cash flow, a write off in future periods of all or a part of our goodwill or intangibles would hurt our operating results and stockholders’ equity. We are unable to currently estimate if and when it may become necessary to write off goodwill or intangibles or the effect such a write off may have on our financial results or the market prices of our securities.

Significant increases in raw material costs could increase our operating costs significantly and harm our stockholders’ equity.

Royal Wolf purchases raw materials, including metals, lumber, siding and roofing and other products, to perform periodic refurbishment of its units and to modify containers to its customers’ requirements. During periods of rising prices for raw materials, and in particular when the prices increase rapidly or to levels significantly higher than normal, we may incur significant increases in our operating costs and may not be able to pass price increases through to our customers in a timely manner, which could harm our future results of operations.

Failure by Chinese manufacturers to sell and deliver products to Royal Wolf in timely fashion may harm Royal Wolf’s reputation and our financial condition.

Royal Wolf currently purchases new storage container products directly from container manufacturers in China. Although Royal Wolf is not dependent on any one manufacturer and is able to purchase products from a variety of suppliers, the failure of one or more of its suppliers to timely manufacture and deliver containers to Royal Wolf could adversely affect its operations. Royal Wolf purchases new storage container products under purchase orders issued to container manufacturers, which the manufacturers may or may not accept or be able to fill. Royal Wolf has no contracts with any supplier. If these suppliers do not timely fill Royal Wolf’s purchase orders, or do not properly manufacture the ordered products, our reputation and financial condition also could be harmed.

We may need additional debt or equity to sustain our growth, but we do not have commitments for such funds.

We finance our growth through a combination of borrowings, cash flow from operations, and equity financing. Our ability to continue growing at the pace we have historically grown will depend in part on our ability to obtain either additional debt or equity financing. The terms on which debt and equity financing is available to us varies from time to time and is influenced by our performance and by external factors, such as the general economy and developments in the market, that are beyond our control. Also, additional debt financing or the sale of additional equity securities may cause the market price of our common stock to decline. If we are unable to obtain additional debt or equity financing on acceptable terms, we may have to curtail our growth by delaying new branch openings, or, under certain circumstances, lease fleet expansion.

Some zoning laws restrict the use of Royal Wolf’s storage container units and therefore limit its ability to offer its products in all markets.

Most of Royal Wolf’s customers use Royal Wolf’s storage container units to store goods on their own properties. Local zoning laws in some of Royal Wolf’s geographic markets prohibit customers from maintaining portable storage units on their properties or require that portable storage units be located out of sight from the street. If local zoning laws in one or more of Royal Wolf’s geographic markets were to ban or restrict portable storage units stored on customers’ sites, Royal Wolf’s business in that market will suffer.

Unionization by some or all of Royal Wolf’s employees could cause increases in operating costs.

Royal Wolf’s employees are not presently covered by collective bargaining agreements. However, from time to time various unions have attempted to organize some of Royal Wolf’s employees. We are unable to predict the outcome of any continuing or future efforts to organize Royal Wolf’s employees, the terms of any future labor agreements, or the effect, if any, those agreements might have on our operations or financial performance

We may not take certain actions with respect to Royal Wolf without the written consent of Bison Capital, as the holder of 13.8% of the outstanding capital stock of GFN U.S., which indirectly owns Royal Wolf.

We have entered into a shareholders agreement with Bison Capital with respect to our 86.2% and Bison Capital’s 13.8% ownership interest in GFN U.S., which indirectly owns Royal Wolf. Under the shareholders agreement, neither GFN U.S. nor Royal Wolf may take certain actions without the written consent of Bison Capital, including, without limitation, selling material assets outside the ordinary course of business, entering into transactions with GFN, issuing capital stock to GFN without offering a pro rata share to Bison Capital, issuing capital stock to a third party, issuing subordinated debt to any person without offering Bison its pro rata share, paying dividends or make other payments to GFN (other than up to AUS $1 million per year for administration and overhead expenses), changing the nature of the business, merging with any person that results in a change of control, or acquiring any business if the purchase price and assumed debt exceeds $10 million.

Under our shareholders agreement with Bison Capital, we have agreed to acquire businesses in competition with Royal Wolf in certain geographic territory solely through Royal Wolf.

Under our shareholders agreement with Bison Capital, we have agreed to acquire businesses engaged in the sale and lease of portable storage containers, portable container buildings and freight containers in certain geographic territory solely through Royal Wolf. The geographic territory is that part of the world south of Guam, west of Hawaii and east of Viet Nam.

Covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions.

The agreements governing our secured senior subordinated note with Bison Capital and our secured credit facility with Australian and New Zealand Banking Group Limited contain various covenants that may limit our discretion in operating our business. In particular, we are limited in our ability to merge, consolidate or transfer substantially all of our assets, issue preferred stock of subsidiaries and create liens on our assets to secure debt. In addition, if there is default, and we do not maintain certain financial covenants or we do not maintain borrowing availability in excess of certain pre-determined levels, we may be unable to incur additional indebtedness, make restricted payments (including paying cash dividends on our capital stock) and redeem or repurchase our capital stock.

Our secured credit facility requires us, under certain limited circumstances, to maintain certain financial ratios and limits our ability to make capital expenditures. These covenants and ratios could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities and to fund our operations. Breach of a covenant in our debt instruments could cause acceleration of a significant portion of our outstanding indebtedness. Any future debt could also contain financial and other covenants more restrictive than those imposed under the agreements governing the secured senior subordinated note, and the secured credit facility.

A breach of a covenant or other provision in any debt instrument governing our current or future indebtedness could result in a default under that instrument and, due to cross-default and cross-acceleration provisions, could result in a default under our other debt instruments. Upon the occurrence of an event of default under the secured credit facility or any other debt instrument, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them, if any, to secure the indebtedness. If the lenders under our current or future indebtedness accelerate the payment of the indebtedness, we cannot assure you that our assets or cash flow would be sufficient to repay in full our outstanding indebtedness.

The amount we can borrow under our secured credit facility depends in part on the value of the portable storage units in our lease fleet. If the value of our lease fleet declines, the amount we are able to borrow may decline. We are required to satisfy several covenants with our lenders that are affected by changes in the value of our lease fleet. We would breach some of these covenants if the value of our lease fleet drops below specified levels. If this happens, we may not be able to borrow the amounts we need to expand our business, and we may be forced to liquidate a portion of our existing fleet.

GFN or its subsidiaries’ operations may not be able to generate sufficient cash flows to its meet debt service obligations.

GFN or its subsidiaries’ ability to make payments on its indebtedness will depend on its ability to generate cash from operations. The business may not generate sufficient cash flow from operations to enable it to repay GFN or its subsidiaries’ indebtedness and to fund other liquidity needs, including capital expenditure requirements. The indebtedness to be incurred by GFN or its subsidiaries under the secured credit facility will bear interest at variable rates, and therefore if interest rates increase, GFN or its subsidiaries’ debt service requirements will increase. In such case, GFN or its subsidiaries may need to refinance or restructure all or a portion of its indebtedness on or before maturity. GFN or its subsidiaries may not be able to refinance any of its indebtedness, including the new credit facility, on commercially reasonable terms, or at all. If GFN or its subsidiaries cannot service or refinance its indebtedness, it may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, any of which could have a material adverse effect on our operations and financial condition.

If we fail to maintain effective systems for disclosure controls and internal controls over financing reporting as a result of the RWA acquisition, we may be unable to comply with the requirements of Section 404 of the Sarbanes Oxley Act of 2002 in a timely manner.

When we acquired Royal Wolf we acquired the stock of a foreign private company that had not previously provided public reporting on basis of United States generally accepted accounting principles. We therefore face the risk that deficiencies and weaknesses in internal controls over financial reporting may be identified during the transition phase to a public reporting business.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established internal control framework and to report on its conclusion as to the effectiveness of its internal controls. An independent registered public accounting firm will also be required to test, evaluate and report on the completeness of our assessment. We may incur significant costs to comply with these controls and procedure related requirements. If we discover areas of its internal controls that need improvement, we cannot be certain that any remedial measures taken will ensure that we implement and maintain adequate internal controls over financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations.

Ronald F. Valenta and John O. Johnson allocate some portion of their time to other businesses, which could cause conflicts of interest in their allocation of time to our affairs. These conflicts of interest could have a negative impact on our ability to function as an operating company and consummate future acquisitions.

Neither Ronald F. Valenta, our Chief Executive Officer, nor John O. Johnson, our Chief Operating Officer, devotes or is required to devote his full time to our affairs. This could create a conflict of interest when allocating their time between our operations and their other commitments. These executive officers are engaged in several other business endeavors and are not obligated to devote any specific number of hours to our affairs. If these executive officers’ other business affairs require them to devote substantially more time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to function as an operating company and consummate future business combinations.

Ronald F. Valenta is affiliated with two companies in the specialty finance business, which could create a conflict of interest in decisions affecting our business.

Ronald F. Valenta, a director and our Chief Executive Officer, is also affiliated with two companies in the specialty finance industry. He is a director of Mobile Services Group, Inc., a portable storage company he founded in 1988, and the Chairman of the Board of Directors of Mobile Office Acquisition Corporation, the parent company of Pac-Van, Inc., a U.S. office modular and portable storage company.

Risks Associated with Future Acquisitions

To complete future business combinations, we may issue shares of our capital stock that would reduce the equity interest of our stockholders and could cause a change in control of our ownership, or incur debt, which could adversely affect our financial condition.

Our amended and restated certificate of incorporation authorizes the issuance of up to 100,000,000 shares of common stock and up to 1,000,000 shares of preferred stock. At December 31, 2007, there were 78,651,568 authorized shares of our common stock available for issuance (after appropriate reservation for the issuance of shares upon full exercise of our outstanding warrants and options that may be issued under our 2006 Stock Option Plan).

If we seek to consummate future business combinations, we may be required to issue a substantial number of additional shares of our common or preferred stock, or a combination of common and preferred stock, to complete the other business combination. The issuance of additional shares of our common stock or any number of shares of our preferred stock:
•	may significantly reduce the equity interest of investors;

•	may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded to our common stock;

•
will likely cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our common stock.

In addition, we may incur substantial debt to complete another business combination. The incurrence of debt could result in:

•	default and foreclosure on our assets if our operating revenues after a business combination are insufficient to repay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if certain covenants that require the maintenance of certain financial ratios or reserves are breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•	our inability to obtain necessary additional financing if the debt security instrument covenants restricting our ability to obtain such financing while the debt instrument is outstanding.

While part of our business strategy is to acquire additional businesses, there is no assurance that we will be able to identify businesses that we can acquire upon terms we believe acceptable, or if such acquisitions require additional financing, that we could obtain such additional financing.

If we do seek to complete other acquisitions, we cannot ascertain the capital requirements for other future transactions. We cannot assure you that, if required, additional financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular acquisition, we would be compelled to either restructure the transaction or abandon that particular acquisition. In addition, if we consummate a future acquisition, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing may impact the continued development or growth of the target business.

Our growth plan includes the expansion of Royal Wolf’s operations into markets outside of Australia, including Asia/Pacific markets. Such international expansion may not prove successful, and may divert significant capital, resources and management’s time and attention and adversely affect Royal Wolf’s on-going operations in Australia.

To date, Royal Wolf has conducted all of its business within Australia. However, Royal Wolf has plans to enter international markets, including the Asia/Pacific market, in the future, which will require substantial amounts of management time and attention. Royal Wolf’s products and its overall marketing approach may not be accepted in other markets to the extent needed to make its international expansion profitable. In addition, the additional demands on its management from these activities may detract from Royal Wolf’s efforts in the Australian market and adversely affect its operating results in its principal market. Any international expansion will expose Royal Wolf to the risks normally associated with conducting international business operations, including unexpected changes in regulatory requirements, changes in foreign legislation, possible foreign currency controls, currency exchange rate fluctuations or devaluations, tariffs, difficulties in staffing and managing foreign operations, difficulties in obtaining and managing vendors and distributors, potential negative tax consequences and difficulties collecting accounts receivable.

Royal Wolf’s planned growth could strain our management resources, which could disrupt our development of new Royal Wolf CSCs.

Our future performance will depend in large part on our ability to manage Royal Wolf’s planned growth. Royal Wolf’s growth could strain our existing management, human and other resources. To successfully manage this growth, we must continue to add managers and employees and improve Royal Wolf’s operating, financial and other internal procedures and controls. We also must effectively motivate, train and manage Royal Wolf’s employees. If we do not manage Royal Wolf’s growth effectively, some of its new CSCs and acquisitions may lose money or fail, and we may have to close unprofitable locations. Closing a CSC would likely result in additional expenses that would adversely affect our future operating results.

Future acquisitions of businesses could subject us to additional business, operating and industry risks, the impact of which cannot presently be evaluated, and could adversely impact our capital structure.

We intend to pursue additional acquisition opportunities in an effort to diversify our investments and/or grow our business. Any business we acquire may cause us to be affected by numerous risks inherent in the acquired business’s operations. If we acquire a business in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry. Although our management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will be able to properly ascertain or assess all of the significant risk factors.

In addition, the financing of any acquisition we complete could adversely impact our capital structure as any such financing would likely include the issuance of additional equity securities and/or the borrowing of additional funds. The issuance of additional equity securities may significantly reduce the equity interest of our stockholders and/or adversely affect prevailing market prices for our common stock. Increasing our indebtedness could increase the risk of a default that would entitle the holder to declare all of such indebtedness due and payable and/or to seize any collateral securing the indebtedness. In addition, default under one debt instrument could in turn permit lenders under other debt instruments to declare borrowings outstanding under those other instruments to be due and payable pursuant to cross default clauses. Accordingly, the financing of future acquisitions could adversely impact our capital structure and your equity interest in our company.

Except as required by law or the rules of any securities exchange on which our securities might be listed at the time we seek to consummate a subsequent acquisition, you will not be asked to vote on any such proposed acquisition and no redemption rights in connection with any such acquisition will exist.

Risks Associated with Our Warrants

Our outstanding options and warrants may have an adverse effect on the market price of common stock and increase the difficulty of effecting future business combination.

At December 31, 2007, we had outstanding options and warrants to purchase 11,658,333 shares of common stock. The potential for the issuance of substantial numbers of additional shares of common stock upon exercise of these warrants and option could make us a less attractive acquisition vehicle in the eyes of a target business. Such securities, when exercised, will increase the number of issued and outstanding shares of our common stock and reduce the value of the shares issued. Additionally, the sale, or even the possibility of sale, of the shares underlying the warrants and options could have an adverse effect on the market price for our securities or on our ability to obtain future financing.

 We may choose to redeem outstanding warrants at a time that is disadvantageous to our warrant holders.

Subject to there being a current prospectus under the Securities Act of 1933, as amended, with respect to the shares of common stock issuable upon exercise of the warrants issued as a part of the units in our initial public offering, we may redeem the warrants at any time after the warrants become exercisable, in whole and not in part, at a price of $.01 per warrant, upon a minimum of 30 days prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before the notice of redemption is sent. We may also elect to reduce the warrant price in our sole discretion to encourage warrant holders to exercise their warrants to purchase our common stock. Redemption of the warrants could force the warrant holders (i) to exercise the warrants and pay the exercise price therefore at a time when it may be disadvantageous for the holders to do so, (ii) to sell the warrants at the then current market price when they might otherwise wish to hold the warrants, or (iii) to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Although we are required to (and intend to) use our best efforts to have an effective registration statement covering the issuance of the shares underlying the warrants issued in our initial public offering at the time that the warrant holders exercise their warrants, we cannot guarantee that a registration statement will be effective, in which case the warrant holders may not be able to exercise their warrants.

Holders of the warrants issued in our initial public offering will be able to receive shares upon exercise of the warrants only if (i) a current registration statement under the Securities Act of 1933 relating to the shares of common stock underlying the warrants is then effective and (ii) such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although we have agreed in the warrant agreement, and therefore have a contractual obligation, to use our best efforts to maintain a current registration statement covering the shares underlying the warrants to the extent required by federal securities laws, and we intend to comply with such agreement, we cannot give assurance that we will be able to do so. In addition, some states may not permit us to register the shares issuable upon exercise of our warrants for sale. The value of the warrants will be greatly reduced if a registration statement covering the shares issuable upon the exercise of the warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to qualify the underlying securities for sale under all applicable state securities laws.

The price of our common stock may fluctuate significantly, which may make it difficult for shareholders to resell common stock when they want or at a price they find attractive.

We expect that the market price of our common stock will fluctuate. Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in interest rates and other general economic conditions;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns, litigation, regulatory changes and other issues in our industry;

•	geopolitical conditions such as acts or threats of terrorism or military conflicts; and

•	relatively low trading volume.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We do not currently intend to pay dividends, which may limit the return on your investment in us.

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

13.	ADDITIONAL INFORMATION; MISCELLANEOUS

We filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer is a part. This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that Warrant holders review the Schedule TO, including the exhibits, and the other materials we have filed with the SEC before making a decision on whether to accept the Offer.

We will assess whether we are permitted to make the Offer in all jurisdictions. If we determine that we are not legally able to make the Offer in a particular jurisdiction, we reserve the right to withdraw the Offer in that particular jurisdiction and we will inform Warrant holders of this decision. If we withdraw the Offer in a particular jurisdiction, the Offer will not be made to, nor will exercises or tenders be accepted from or on behalf of, the holders residing in that jurisdiction.

Our Board of Directors recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and holders should consult with personal advisors if holders have questions about their financial or tax situation.

We are subject to the information requirements of the Exchange Act and in accordance therewith files and furnishes reports and other information with the SEC. All reports and other documents we have filed or furnished with the SEC, including the Schedule TO relating to the Offer, or will file or furnish with the SEC in the future, can be accessed electronically on the SEC’s website at www.sec.gov.

Sincerely,

/s/ Ronald F. Valenta

Ronald F. Valenta
Director and Chief Executive Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103
(626) 584-9722

EXHIBIT (a)(2)

LETTER OF TRANSMITTAL

TO PURCHASE WARRANTS

GENERAL FINANCE CORPORATION

PURSUANT TO THE OFFER

May 2, 2008

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5 P.M., U.S.

EASTERN DAYLIGHT TIME ON MAY 30, 2008 UNLESS THE OFFER IS EXTENDED

The Depositary for the Offer is:

Continental Stock Transfer & Trust Company

BY MAIL, HAND OR OVERNIGHT DELIVERY:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

17 BATTERY PLACE, 8TH FLOOR

NEW YORK, NY 10004

CONFIRM BY TELEPHONE:

(212) 509-4000

NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)

DESCRIPTION OF WARRANTS EXERCISED

(Please Fill in Exercised Certificates Exactly as Name(s) Appear(s) on Certificate(s))

(Attach Signed Additional List if Necessary)

Certificate numbers*	Number of warrants represented by certificate	Tender method

TOTAL WARRANTS EXERCISED**:

*                      Need not be completed if warrants are being tendered through DTC.

**                Based on calculations from Box 1 on page 6.

PLEASE READ THE ENTIRE LETTER OF TRANSMITTAL,

INCLUDING THE ACCOMPANYING INSTRUCTIONS, CAREFULLY

Ladies and Gentlemen:

The undersigned hereby exercises the above described Warrants of General Finance Corporation, a Delaware corporation (the “Company”), pursuant to the Company’s Offer Letter, dated May 2, 2008 and this Letter of Transmittal (which together constitute the “Offer”).

The Board of Directors of the Company has extended the Offer to the holders of Warrants, which were issued by the Company in its initial public offering, as follows:

•	To temporarily reduce the exercise price of the Warrants from $6.00 to $5.10 per share; and

•
The reduction in the exercise price will commence on the date the materials relating to the Offer are first sent to the holders, which is May 2, 2008, through May 30, 2008 at 5:00 p.m. Eastern Daylight Time, when the Offer shall be terminated and the per share exercise price of the Warrants shall revert to the current exercise price of $6.00.

WARRANTS WHICH ARE NOT TENDERED WILL RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT $6.00 EXERCISE PRICE AND EXPIRATION DATE OF APRIL 5, 2010 .

IT IS THE COMPANY’S CURRENT INTENT NOT TO CONDUCT ANOTHER OFFER TO PROMOTE THE EARLY EXERCISE OF THE WARRANTS, BUT THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE, AS WELL AS TO REDEEM THE WARRANTS IF AND WHEN IT IS PERMITTED TO DO SO PURSUANT TO THE WARRANT TERMS. PURSUANT TO THEIR ORIGINAL TERMS, THE WARRANTS MAY BE REDEEMED IN WHOLE OR IN PART AT A PRICE OF $0.01 PER WARRANT IF THE SALES PRICE OF THE COMPANY’S COMMON STOCK EQUALS OR EXCEEDS $11.50 PER SHARE FOR ANY 20 TRADING DAYS WITHIN A 30 TRADING DAY PERIOD ENDING 3 BUSINESS DAYS BEFORE A NOTICE OF REDEMPTION IS SENT.

Subject to and effective upon acceptance for exercise of the Warrants exercised hereby in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the undersigned hereby agrees to subscribe for one share of the Common Stock, as described above, upon the tender of one Warrant at the reduced exercise price of $5.10 per one share of Common Stock, all as indicated on the first page of this Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, the Company will accept for exercise Warrants validly tendered.  In all cases, Warrants will only be accepted for exercise pursuant to the Offer after timely receipt of the depositary of certificates for Warrants either physically or through the book-entry delivery, a properly completed and duly executed Letter of Transmittal or manually signed photocopy thereof, and a certified bank check or wire transfer of immediately available funds in accordance with the amount of the purchase price of the Common Stock.

The undersigned acknowledges that they have been advised to consult with their own advisors as to the consequences of participating or not participating in the Offer.

The undersigned hereby represents and warrants to the Company that:

(a)           the undersigned has full power and authority to tender, subscribe for and purchase all of the Common Stock of the Company which may be received upon exercise of the Warrants;

(b)           he, she or it has good, marketable and unencumbered title to the Warrants, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to their exercise, sale or transfer, and not subject to any adverse claim;

(c)           on request, the undersigned will execute and deliver any additional documents the Company deems necessary to complete the exercise of the Warrants tendered hereby;

(d)           the undersigned understands that tenders of Warrants pursuant to the Offer and in the instructions hereto will constitute the undersigned’s acceptance of the terms and conditions of the Offer; and

(e)           the undersigned agrees to all of the terms of the Offer.

All authorities conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy, and legal representatives of the undersigned. Except as stated in the Offer, this tender is irrevocable.

Delivery of this Letter of Transmittal and all other documents to an address, or transmission of instructions to a facsimile number, other than as set forth above, does not constitute a valid delivery. Please read carefully the entire Letter of Transmittal, including the accompanying instructions, before checking any box below. This Letter of Transmittal is to be used only if (i) certificates are to be forwarded herewith (or such certificates will be delivered pursuant to a Notice of Guaranteed Delivery previously sent to the depositary) or (ii) delivery of Warrants is to be made by book-entry transfer to the depositary’s account at The Depositary Trust Company (“DTC”) pursuant to the procedures set forth in the Offer.

If you desire to tender Warrants pursuant to the Offer and you cannot deliver your Warrant certificate(s) (or you are unable to comply with the procedures for book-entry transfer on a timely basis) and all other documents required by this Letter of Transmittal are delivered to the depositary prior to the Expiration Date, you may tender your Warrants according to the guaranteed delivery procedures set forth in Section 2 of the Offer Letter titled “Procedure for Exercising and Tendering Warrants.”

Delivery of documents to DTC does not constitute delivery to the depositary.

“Expiration Date” means 5:00 P.M., Eastern Daylight Time, on May 30, 2008, unless and until the Company, in its sole discretion, extends the Offer, in which case the “Expiration Date” means the latest time and date at which the Offer, as extended, expires.

The name(s) and address(es) of the registered holder(s) should be printed below, exactly as they appear on the certificates representing the Warrants tendered hereby. The certificate numbers, the number of Warrants represented by such certificates, and the number of Warrants that the undersigned wishes to tender and pursuant to which method, should be set forth in the appropriate boxes above.

THE UNDERSIGNED UNDERSTANDS THAT ACCEPTANCE OF A WARRANT BY THE COMPANY FOR EXERCISE WILL CONSTITUTE A BINDING AGREEMENT BETWEEN THE UNDERSIGNED AND THE COMPANY UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.  NOTE: SIGNATURES MUST BE PROVIDED BELOW.  PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

This Letter of Transmittal is to be completed by a holder of Warrants either if (i) Warrant Certificates are to be forwarded with this Letter of Transmittal or (ii) if the Warrants the holder is electing to exercise are to be delivered by book-entry transfer pursuant to the procedures set forth in the Offer Letter under Section 2, “Procedure for Exercising and Tendering Warrants — Book-Entry Delivery.” Delivery of documents to DTC or to the Company does not constitute delivery to the Warrant Agent .

 The undersigned hereby:  (i) elects to exercise the Warrants described under “Election(s) to Exercise” below (Box 1); and (ii) agrees to purchase the Common Stock issuable thereunder and is submitting, if applicable, the applicable exercise price (by certified check or wire amount), in each case, pursuant to the terms and subject to the conditions described in the Offer Letter and this Letter of Transmittal. The undersigned is the registered owner of all such Warrants and represents that it has received from each beneficial owner thereof (collectively, the “Beneficial Owners”) a duly completed and executed form of “Instructions to Registered Holder,” a form of which is attached to the “Letter to Clients” accompanying this Letter of Transmittal, instructing the undersigned to take the action described in this Letter of Transmittal. Subject to, and effective upon, the Company’s acceptance of the undersigned’s election to exercise the Warrants described in Box 1 below and the Company’s receipt of available funds equal to the amount of the applicable exercise price, the undersigned hereby assigns and transfers to, or upon the order of, the Company, all right, title and interest in, to, and under the Warrants being exercised hereby, waives any and all other rights with respect to such Warrants and releases and discharges the Company from any and all claims the undersigned may have now, or may have in the future, arising out of, or related to, such Warrants.

The undersigned hereby irrevocably constitutes and appoints the Warrant Agent as the true and lawful agent and attorney-in-fact of the undersigned with respect to the Warrants the undersigned is electing to exercise, with full power of substitution (the power of attorney being deemed to be an irrevocable power coupled with an interest), to: (i) deliver the Warrants the undersigned is electing to exercise (together with any applicable exercise price being tendered herewith) to the Company; and (ii) receive all benefits and otherwise exercise all rights of beneficial ownership of the exercised Warrants all in accordance with the terms and subject to the conditions of the Offer described in the Offer Letter.

Unless otherwise indicated under “Special Issuance Instructions” below (Box 2), please issue the Common Stock for the exercised Warrants in the name(s) of the undersigned. Similarly, unless otherwise indicated under “Special Delivery Instructions” below (Box 3), please send or cause to be sent the certificates for the Common Stock (and accompanying documents, as appropriate) to the undersigned at the address shown above under “Description of Warrants” (on the cover page of this Letter of Transmittal) or provide the name of the account with the Warrant Agent or at DTC to which the Common Stock should be issued.

 The undersigned understands that elections to exercise Warrants pursuant to the procedures described under Section 1, “General Terms” in the Offer Letter and in the instructions to this Letter of Transmittal will constitute a binding agreement between the undersigned and the Company upon the terms of the Offer set forth in the Offer Letter under Section 1, “General Terms,” and subject to the conditions of the Offer set forth in the Offer Letter under Section 2.B., “Conditions of the Offer,” subject only to withdrawal of elections to exercise on the terms set forth in the Offer Letter under Section 3, “Withdrawal Rights.” All authority conferred in this Letter of Transmittal or agreed to be conferred will survive the death, bankruptcy or incapacity of the undersigned and any Beneficial Owner(s), and every obligation of the undersigned of any Beneficial Owners under this Letter of Transmittal will be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives of the undersigned and such Beneficial Owner(s).

The undersigned hereby represents and warrants that it has full power and authority to exercise, assign and transfer the Warrants the undersigned has elected to exercise pursuant to this Letter of Transmittal. The undersigned and each Beneficial Owner will, upon request, execute and deliver any additional documents reasonably requested by the Company or the Company’s Warrant Agent as necessary or desirable to complete and give effect to the transactions contemplated hereby.

NOTE: SIGNATURES MUST BE PROVIDED BELOW

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY BEFORE

COMPLETING THE BOXES.

☐	CHECK HERE IF THE WARRANTS ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER AND COMPLETE BOX 4 BELOW.

Name

Address

Box 1

ELECTION(S) TO EXERCISE

Election To Exercise By Payment of Exercise Price

Complete the table below ONLY if you are electing to exercise some of your Warrants at the exercise price of $5.10.  To determine the maximum number of warrants that you can exercise at the exercise price of $5.10, use the number from column A above and divide by 10, rounding down to the nearest whole number.

A	B	C	D
Number of Warrants Being Exercised	Exercise Price	Total Exercise Price (Multiply Column A by Column B)	Total Shares of Common Stock Issued (same as column A)
$5.10 per share

Box 2

SPECIAL ISSUANCE INSTRUCTIONS

To be completed ONLY if certificates for Common Stock purchased hereby are to be issued in the name of someone other than the undersigned.

Issue Common Stock certificates:

Name(s):

(please print)

Address(es):

Box 3

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if certificates for Common Stock of the Company purchased are to be mailed to someone other than the undersigned, or to the undersigned at an address other than that shown below.

Mail Certificates to:

Name(s):

 (please print)

Address(es):

Box 4

USE OF BOOK-ENTRY TRANSFER

To be completed ONLY if delivery of Warrants is to be made by book-entry transfer.

Name of Exercising Institution:

Account  Number:

Transaction Code Number:

Box 5

EXERCISING HOLDER SIGNATURE

☒

☒

(Signature of Registered Holder(s) or Authorized Signatory)

Note:  The above lines must be signed by the registered holder(s) of Warrants as their name(s) appear(s) on the Warrants or by person(s) authorized to become registered holder(s) (evidence of which authorization must be transmitted with this Letter of Transmittal). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer, or other person acting in a fiduciary or representative capacity, that person must set forth his, her or its full title below. See Instruction 5.

Name(s):

Capacity:

Street Address:

Telephone Number:

Tax Identification or Social Security Number:

Signature Guarantee:

(If Required by Instruction 4)

Authorized Signature:

Name:

(Please Print or Type)

Title:

Name of Firm:

(Must be an Eligible Institution as defined in Instruction 1)

Address:

Area Code and Telephone Number:

Dated:

PLEASE SIGN HERE

(To be completed by all Warrant Holders)

(Signature of Owners)

Dated:                                  , 200

Name(s)

 (please print)

Address(es)

Capacity (full title):

Telephone number:

(Must be signed by the registered holder(s) exactly as name(s) appear(s) on certificate(s) or on a security position or by person(s) authorized to become registered holder(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, please set forth full title. See Instruction 5.)

GUARANTEE OF SIGNATURE(S)

Name of Firm:

Authorized Signature:

Name:

 (please print)

Title:

Address:

Area Code and Telephone Number:

Dated:	, 200

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.             GUARANTEE OF SIGNATURE.

No signature guarantee is required if either:

(a)           this Letter of Transmittal is signed by the registered holder of the Warrants exactly as the name of the registered holder appears on the certificate tendered with this Letter of Transmittal and such owner has not completed the box entitled “Special Delivery Instructions” or “Special Issuance Instructions”; or

(b)           such Warrants are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company (not a savings bank or savings and loan association) having an office, branch or agency in the United States which is a participant in an approval Signature Guarantee Medallion Program (each such entity, an “Eligible Institution”); or

(c)           the Holders of such Warrants reside outside of the U.S. and are not otherwise tendering the Warrants in the U.S.

In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal. See Instruction 5.

2.                                      DELIVERY OF LETTER OF TRANSMITTAL AND CERTIFICATES; GUARANTEED DELIVERY PROCEDURES.

This Letter of Transmittal is to be used only if:

•	certificates for Warrants are delivered with it to the Depositary; or

•	the certificates will be delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary; or

•	an exercise of Warrants pursuant to the procedure for tender and exercise by book-entry transfer set forth in Section 2 of the Offer Letter.

Unless Warrants are being tendered and exercised by book-entry transfer, as described below, the following documents should be mailed or delivered to the Depositary at the appropriate address set forth on the front page of this document and must be received by the Depositary prior to the expiration of the Offer: (a) a properly completed and duly executed Letter of Transmittal or duly executed and manually signed facsimile copy of it, in accordance with the instructions of the Letter of Transmittal (including any required signature guarantees); (b) certificates for the Warrants being exercised; and (c) any other documents required by the Letter of Transmittal. If certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

Warrants may be validly tendered pursuant to the procedures for book-entry transfer as described in the Offer. In order for shares to be validly tendered by book-entry transfer, the Depositary must receive, prior to the expiration date of the Offer, (a) confirmation of such delivery and (b) either a properly completed and executed Letter of Transmittal (or manually signed facsimile thereof) or an Agent’s Message if the tendering warrant holder has not delivered a Letter of Transmittal, and (c) all documents required by the Letter of Transmittal. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC exercising the Warrants that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant. If the warrant holder is tendering by book-entry transfer, he, she or it must expressly acknowledge that he, she or it has received and agrees to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against him, her or it.

If Warrant certificates are not immediately available, the holder cannot deliver his, her or its Warrants and all other required documents to the Depositary or he, she or it cannot complete the procedure for delivery by book-entry transfer prior to the expiration date, then the warrant holder may tender his, her or its Warrants pursuant to the guaranteed delivery procedure set forth in the Offer Letter. Pursuant to such procedure:

(i)            such tender must be made by or through an Eligible Institution;

(ii)           a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) must be received by the Depositary prior to the expiration of the Offer; and

(iii)          the certificates for all physically delivered Warrants in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the Depositary’s account at DTC of all Warrants delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by this Letter of Transmittal, must be received by the Depositary within three American Stock Exchange trading days after the date the Depositary receives such Notice of Guaranteed Delivery, all as provided in the Offer Letter.

The method of delivery of all documents, including Warrant certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering holder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Except as specifically permitted by the Offer Letter, no alternative or contingent exercises will be accepted.

3.             INADEQUATE SPACE.  If the space provided in the box captioned “Description of Warrants Exercised” is inadequate, the certificate numbers and/or the number of Warrants should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4.             WARRANTS EXERCISED.  Warrant holders who choose to participate in the Offer may exercise some or all of such holder’s Warrants pursuant to the terms of the Offer.

5.             SIGNATURES ON LETTER OF TRANSMITTAL.

(a)           If this Letter of Transmittal is signed by the registered holder(s) of the Warrants tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

(b)           If the Warrants are held of record by two or more persons or holders, all such persons or holders must sign this Letter of Transmittal.

(c)           If any tendered Warrants are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or photocopies of it) as there are different registrations of certificates.

(d)           When this Letter of Transmittal is signed by the registered holder(s) of the Warrants listed and transmitted hereby, no endorsement(s) of certificate(s) representing such Warrants or separate ordinary share power(s) are required. EXCEPT AS OTHERWISE PROVIDED IN INSTRUCTION 1, SIGNATURE(S) ON SUCH CERTIFICATE(S) MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION. If this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed, the certificate(s) must be endorsed or accompanied by appropriate ordinary share power(s), in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate(s), and the signature(s) on such certificate(s) or ordinary share power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

(e)          If this Letter of Transmittal or any certificate(s) or ordinary share power(s) are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Company of the authority so to act. If the certificate has been issued in the fiduciary or representative capacity, no additional documentation will be required.

6.                                      SPECIAL DELIVERY AND SPECIAL ISSUANCE INSTRUCTIONS.  If certificates for Common Stock purchased upon exercise of the Warrants are to be issued in the name of a person other than the signer of the Letter of Transmittal or if such certificates are to be sent to someone other than the person signing the Letter of Transmittal or to the signer at a different address, the boxes captioned “Special Issuance Instructions” and/or “Special Delivery Instructions” on this Letter of Transmittal must be completed as applicable and signatures must be guaranteed as described in Instruction 5.

7.                                      IRREGULARITIES.  All questions as to the number of Warrants to be accepted, the validity, form, eligibility (including time of receipt) and acceptance for exercise of any tender of Warrants will be determined by the Company in its sole discretion, which determinations shall be final and binding on all parties, subject to the judgments of any courts. The Company reserves the absolute right to reject any or all tenders of Warrants it determines not to be in proper form or to reject those Warrants, the acceptance of which or payment for which may, in the opinion of the Company’s counsel, be unlawful, subject to the judgments of any court. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Warrants, and the Company’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties, subject to the judgments of any court. No tender of Warrants will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

8.                                      QUESTIONS AND REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES.  Please direct questions or requests for assistance, or for additional copies of the Offer Letter, Letter of Transmittal or other materials, in writing to:

MacKenzie Partners, Inc.
105 Madison Avenue,
New York, NY 10016
Phone 800-322-2885
FAX 212 929-0308

IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A PHOTOCOPY THEREOF) TOGETHER WITH WARRANT CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE COMPANY ON OR PRIOR TO 5:00 P.M., U.S. EASTERN DAYLIGHT TIME ON THE EXPIRATION DATE.

EXHIBIT (a)(3)

NOTICE OF GUARANTEED DELIVERY

OF WARRANTS OF

GENERAL FINANCE CORPORATION

PURSUANT TO THE OFFER DATED MAY 2, 2008

This Notice of Guaranteed Delivery, or one substantially in the form hereof, must be used to accept the Offer (as defined below) if:

•	Warrants are not immediately available or Warrant holders cannot deliver Warrants to Continental Stock Transfer & Trust Company (the “Depositary”) prior to the Expiration Date, or

•
Time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) and any other required documents, to reach the Depositary prior to the Expiration Date.

The Offer Letter and the related Letter of Transmittal, as amended or supplemented from time to time, together constitute the “Offer.”

TO:	CONTINENTAL STOCK TRANSFER & TRUST COMPANY

BY MAIL, HAND OR OVERNIGHT DELIVERY:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

17 BATTERY PLACE, 8TH FLOOR

NEW YORK, NY 10004

CONFIRM BY TELEPHONE: (212) 509-4000

This Notice of Guaranteed Delivery, properly completed and duly executed, may be delivered by hand, mail, overnight courier or facsimile transmission to the Depositary, as described in Section 2 of the Offer Letter.

For this notice to be validly delivered, it must be received by the Depositary at one of the above addresses before the Offer expires, and, in the event of an exercise by cash in conjunction with an exchange, be accompanied by a certified bank check or wire transfer of immediately available funds in accordance with the amount of the purchase price of the Common Stock. Delivery of this notice to another address will not constitute a valid delivery. Delivery to the Company, the Information Agent or the book-entry transfer facility will not be forwarded to the Depositary and will not constitute a valid delivery.

This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution (as defined in the Letter of Transmittal) under the instructions to the Letter of Transmittal, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

By signing this Notice of Guaranteed Delivery, you exercise, upon the terms and subject to the conditions described in the Offer Letter and the related Letter of Transmittal, receipt of which you hereby acknowledge, the number of Warrants, and method, specified below pursuant to the guaranteed delivery procedure described in Section 2 of the Offer Letter.

WARRANTS EXERCISED PURSUANT TO REDUCED CASH EXERCISE PRICE OF $5.10

SIGNATURES

Signatures:

Name(s) of Warrant Holders(s):

 (please type or print)

Certificate Nos.:

Address:

(Include Zip Code)

Daytime Area Code and Telephone Number:

Date:

If Warrants will be delivered by book-entry transfer, provide the Account Number.

Account Number:

GUARANTEE OF DELIVERY

(Not to be Used for Signature Guarantee)

The undersigned, a bank, broker dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended (each of the foregoing constituting an “Eligible Institution”), guarantees delivery to the Depositary of the Warrants tendered, in proper form for transfer, or a confirmation that the Warrants tendered have been delivered pursuant to the procedure for book-entry transfer described in the Offer into the Depositary’s account at the book-entry transfer facility, in each case together with a properly completed and duly executed Letter(s) of Transmittal (or a facsimile(s) thereof), or an Agent’s Message in the case of a book-entry transfer, and any other required documents, all within three American Stock Exchange trading days after the date of receipt by the Depositary of this Notice of Guaranteed Delivery.

The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Warrants to the Depositary, or confirmation of receipt of the Warrants pursuant to the procedure for book-entry transfer and an Agent’s Message, within the time set forth above. Failure to do so could result in a financial loss to such Eligible Institution.

Name of Firm:

Authorized Signature:

Name:

 (please print)

Title:

Address:

Area Code and Telephone Number:
Dated:	, 200

NOTE: DO NOT SEND WARRANTS WITH THIS FORM. WARRANTS SHOULD BE SENT WITH THE LETTER OF TRANSMITTAL.

EXHIBIT (a)(4)

Offer to Holders

of

9,208,333 Warrants

to Allow Warrants to be Tendered for Exercise as follows:

For each Warrants tendered with the reduced exercise price of $5.10, a holder will receive one share of Common Stock

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON MAY 30, 2008, UNLESS THE OFFER IS EXTENDED.

May 2, 2008

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Enclosed for your consideration are the Offer Letter, dated May 2, 2008 (the “Offer Letter”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “ Offer”), in connection with the Offer by General Finance Corporation, a Delaware corporation (the “ Company”), for a period ending on May 30, 2008, unless extended (the “ Expiration Date”), to the holders of the Company’s publicly-traded warrants (the “ Warrants”) that are outstanding, which were issued by the Company in its initial public offering.  Pursuant to the Offer, Warrant holders may tender their Warrants for shares of common stock, par value $0.0001 per share (the “ Common Stock”) and with the Letter of Transmittal deliver payment of the reduced exercise price of $5.10 per share for the Warrants exercised payable only by bank check or wire transfer of immediately available funds in accordance with the Company’s instructions.

The reduction in the exercise price will commence on the date the materials relating to the Offer are first sent to the holders, which is May 2, 2008, through May 30, 2008 at 5:00 p.m. Eastern Daylight Time, when the Offer shall be terminated and the per share exercise price of the Warrants shall revert to the current exercise price of $6.00.

WARRANTS WHICH ARE NOT TENDERED WILL RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT $6.00 EXERCISE PRICE AND EXPIRATION DATE OF APRIL 5, 2010 . Investing in the Company’s securities involves a high degree of risk. See “Risk Factors” in Section 12 of the enclosed Offer Letter for a discussion of information that you should consider before tendering Warrants in this Offer.

IT IS THE COMPANY’S CURRENT INTENT NOT TO CONDUCT ANOTHER OFFER TO PROMOTE THE EARLY EXERCISE OF THE WARRANTS, BUT THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE, AS WELL AS TO REDEEM THE WARRANTS IF AND WHEN IT IS PERMITTED TO DO SO PURSUANT TO THE WARRANT TERMS. PURSUANT TO THEIR ORIGINAL TERMS, THE WARRANTS MAY BE REDEEMED IN WHOLE OR IN PART AT A PRICE OF $0.01 PER WARRANT IF THE SALES PRICE OF THE COMPANY’S COMMON STOCK EQUALS OR EXCEEDS $11.50 PER SHARE FOR ANY 20 TRADING DAYS WITHIN A 30 TRADING DAY PERIOD ENDING 3 BUSINESS DAYS BEFORE A NOTICE OF REDEMPTION IS SENT.

NO FRACTIONAL SHARES WILL BE ISSUED IN THE OFFER.

Enclosed with this letter are copies of the following documents:

1.	Offer Letter, dated May 2, 2008;

2.	Letter of Transmittal, for your use in accepting the Offer and exercising Warrants of and for the information of your clients;

3.
Notice of Guaranteed Delivery with respect to Warrants, to be used to accept the Offer in the event you are unable to deliver the Warrant certificates, together with all other required documents, to the Depositary before the Expiration Date (as defined in the Offer Letter), or if the procedure for book-entry transfer cannot be completed before the Expiration Date; and

4.
Form of letter that may be sent to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, along with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for exercise Warrants validly tendered.  In all cases, Warrants will only be accepted for exercise pursuant to the Offer after timely receipt of the depositary of certificates for Warrants either physically or through the book-entry delivery, a properly completed and duly executed Letter of Transmittal or manually signed photocopy thereof, and a certified bank check or wire transfer of immediately available funds in accordance with the amount of the purchase price of the Common Stock.

 Certain conditions to the Offer are described in Sections 1 through 4 of the Offer Letter.

 The Company urges you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 5 p.m., Eastern Daylight Time, on May 30, 2008, unless the Offer is extended.

 Under no circumstances will interest be paid on the exercise price of the Warrants regardless of any extension of, or amendment to, the Offer or any delay in exercising such Warrants after the Expiration Date.

 Other than described herein, the Company will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary, as described in the Offer Letter) in connection with the solicitation of tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

If you have any question or need assistance, you should contact MacKenzie Partners, Inc., the Information Agent for the Offer.  You may request additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery from the Information Agent.  MacKenzie may be reached at:

MacKenzie Partners, Inc.
105 Madison Avenue,
New York, New York 10016
Phone (800) 322-2885
Facsimile (212) 929-0308

Very truly yours,

General Finance Corporation

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, or any affiliate of any of them or authorize you or any other person affiliated with you to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

EXHIBIT (a)(5)

Offer to Holders

of

9,208,333 Warrants

to Allow Warrants to be Tendered for Exercise as follows:

For each Warrants tendered with the reduced exercise price of $5.10, a holder will receive one share of Common Stock

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON MAY 30, 2008, UNLESS THE OFFER IS EXTENDED.

May 2, 2008

To Our Clients:

Enclosed for your consideration are the Offer Letter, dated May 2, 2008 (the “Offer Letter”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “ Offer”), in connection with the Offer by General Finance Corporation, a Delaware corporation (the “Company”), for a period ending on May 30, 2008, unless extended (the “ Expiration Date”), to the holders of the Company’s publicly-traded warrants (the “Warrants”) that are outstanding, which were issued by the Company in its initial public offering.  Pursuant to the Offer, Warrant holders may tender their Warrants for shares of common stock, par value $0.0001 per share (the “Common Stock”) and with the Letter of Transmittal deliver payment of the reduced exercise price of $5.10 per share for the Warrants exercised payable only by bank check or wire transfer of immediately available funds in accordance with the Company’s instructions.

The reduction in the exercise price will commence on the date the materials relating to the Offer are first sent to the holders, which is May 2, 2008, through May 30, 2008 at 5:00 p.m. Eastern Daylight Time, when the Offer shall be terminated and the per share exercise price of the Warrants shall revert to the current exercise price of $6.00.

WARRANTS WHICH ARE NOT TENDERED WILL RETAIN THEIR CURRENT TERMS, INCLUDING THE CURRENT $6.00 EXERCISE PRICE AND EXPIRATION DATE OF APRIL 5, 2010 . Investing in the Company’s securities involves a high degree of risk. See “Risk Factors” in Section 12 of the enclosed Offer Letter for a discussion of information that you should consider before tendering Warrants in this Offer.

IT IS THE COMPANY’S CURRENT INTENT NOT TO CONDUCT ANOTHER OFFER TO PROMOTE THE EARLY EXERCISE OF THE WARRANTS, BUT THE COMPANY RESERVES THE RIGHT TO DO SO IN THE FUTURE, AS WELL AS TO REDEEM THE WARRANTS IF AND WHEN IT IS PERMITTED TO DO SO PURSUANT TO THE WARRANT TERMS. PURSUANT TO THEIR ORIGINAL TERMS, THE WARRANTS MAY BE REDEEMED IN WHOLE OR IN PART AT A PRICE OF $0.01 PER WARRANT IF THE SALES PRICE OF THE COMPANY’S COMMON STOCK EQUALS OR EXCEEDS $11.50 PER SHARE FOR ANY 20 TRADING DAYS WITHIN A 30 TRADING DAY PERIOD ENDING 3 BUSINESS DAYS BEFORE A NOTICE OF REDEMPTION IS SENT.

You may exercise some or all of your Warrants, and you may exercise your Warrants pursuant to the methods identified above.  If you want to exercise Warrants in this Offer, please specify the method of exercising your Warrants you are using. If you are using more than one method of exercising your Warrants, please specify the number of Warrants for each method. Please follow the instructions in this document and the related documents, including the accompanying Letter of Transmittal , to submit your Warrants. In addition, in the event Warrants you wish to exercise pursuant to the Offer are included as part of a unit held by you (comprised of one share of Common Stock and one Warrants, a“Unit” ), you must instruct us in the accompanying letter from you to separate the Warrants prior to exercise.

 If you tender Warrants, you may withdraw your tendered Warrants before the Expiration Date and retain them on their original terms, by following the instructions herein, subject to the following.  If you tendered Warrants at the reduced price, then before the Expiration Date you may withdraw some or all of the Warrants tendered for exercise.

Upon the terms and subject to the conditions of the Offer, the Company will accept for exercise Warrants validly tendered.  In all cases, Warrants will only be accepted for exercise pursuant to the Offer after timely receipt of the depositary of certificates for Warrants either physically or through the book-entry delivery, a properly completed and duly executed Letter of Transmittal or manually signed photocopy thereof, and, (i) in the event of an exercise by exchange, the surrender of Warrants being tendered and (ii) in the event of an exercise by cash in conjunction with an exchange, a certified bank check or wire transfer of immediately available funds in accordance with the amount of the purchase price of the Common Stock.

We are the owner of record of shares held for your account. As such, we are the only ones who can exercise and tender your Warrants, and then only pursuant to your instructions. We are sending you the Letter of Transmittal for your information only; you cannot use it to exercise and tender Warrants we hold for your account.

Please instruct us as to whether you wish us to exercise any or all of the Warrants we hold for your account on the terms and subject to the conditions of the Offer.

Please note the following:

1.	The Offer is subject to certain conditions set forth in Sections 1 through 4 of the Offer Letter.

2.	The Offer and withdrawal rights will expire at 5 p.m., Eastern Daylight Time, on May 30, 2008, unless the Company extends the Offer.

3.
The Offer is for 9,208,333 Warrants, constituting 100% of the total number of the Company’s publicly-traded outstanding Warrants as of May 2, 2008 and 583,333 warrants issued by the Company in a private placement.

4.
Tendering Warrant holders who are registered Warrant holders or who tender their shares directly to Continental Stock Transfer & Trust Company, the Depositary for the Offer, will not be obligated to pay any brokerage commissions.

5.	If your Warrants are held as part of the Company’s outstanding Units, you must first instruct us to separate the Units before the Warrants can be exercised.

If you wish to have us exercise any or all of your Warrants, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. If you authorize us to exercise your Warrants, we will exercise and tender all your Warrants unless you specify otherwise on the attached Instruction Form.

Your prompt action is requested. Your Instruction Form should be forwarded to us in ample time to permit us to submit a tender on your behalf before the Expiration Date of the Offer. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., Eastern Daylight Time, on May 30, 2008, unless the Offer is extended.

The Offer is being made solely under the Offer Letter and the Letter of Transmittal and is being made to all record holders of Warrants. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Warrants residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

The Company’s Board of Directors has approved the Offer. However, neither the Company’s management nor its Board of Directors, officers, or employees, nor the Depositary makes any recommendation to any warrant holder as to whether to exercise or refrain from exercising any Warrants. The Company has not authorized any person to make any recommendation. You should carefully evaluate all information regarding the Offer and should consult your own investment and tax advisors to determine whether you want to exercise your Warrants and, if so, how many Warrants to exercise and by which method. In doing so, you should read carefully the information in the Offer Letter and the Letter of Transmittal.

EXHIBIT (a)(11)

FOR IMMEDIATE RELEASE

GENERAL FINANCE CORPORATION ANNOUNCES PROGRAM FOR REDUCED EXERCISE PRICE OF WARRANTS THROUGH MAY 30, 2008

Pasadena, CA - May 2, 2008 - General Finance Corporation (the “Company”) (AMEX: GFN, GFN.WS, and GFN.U) today announced that the Company has offered holders of 9,208,333 warrants, including all of the Company’s publicly-traded warrants and 583,333 privately placed warrants, the opportunity to exercise those warrants on amended terms, for a limited time. The Company is modifying 9,208,333 warrants to reduce the exercise price from $6.00 to $5.10 so that a holder may exercise a warrant by paying $5.10 to receive one share of common stock.

The offer will commence on May 2, 2008, and continue until May 30, 2008 at 5:00 p.m., Eastern Daylight Time, unless the offer is extended or withdrawn. Warrants must be tendered prior to the expiration of the offer, and tenders of existing warrants may be withdrawn at anytime on or prior to the expiration of the offer. Withdrawn warrants will be returned to the holder in accordance with the terms of the offer. Upon termination of the offer, the original terms of the warrants will be reinstituted, the exercise price will revert to $6.00 and the warrants will expire on April 5, 2010, unless earlier redeemed according to their original terms.

Ronald Valenta, the Chief Executive Officer of the Company stated, "We are pleased to offer our warrant holders the opportunity to exercise their warrants at a reduced exercise price of $5.10 per share and hope that a substantial number of warrants will be exercised. We believe that the Company and its stockholders will benefit from the potential raising of capital for the Company to fund its growth, the simplification of our capital structure and the reduction in the overhang of those warrants on the Company's common stock. We also believe that an increase in the number of outstanding shares of common stock resulting from the exercise of warrants will provide greater liquidity for our common stock."

Each director and executive officer of the Company who exercises these warrants pursuant to this offer will undertake the exercise in accordance with the terms of the offer.  Collectively, the directors and officers of the Company own 1,492,333 of the warrants covered by this offer.

The terms and conditions of the offer are as set forth in the offer letter and related documentation and will be distributed to holders of the Company’s warrants on May 2, 2008. Continental Stock Transfer & Trust is acting as dealer manager in connection with the warrant offer. A copy of the offering documents may be obtained from Bob Marese of MacKenzie Partners, Inc., the Information Agent for the offering.  MacKenzie’s telephone number for bankers, brokers and warrant holders is (800) 322-2885.  Please contact MacKenzie Partners, Inc. with any questions regarding the offering.

 Investors are urged to read the following documents to be filed with the Securities Exchange Commission (SEC), as they may be amended from time to time, relating to the offer as they contain important information: (1) the Schedule TO and related Offer Letter; (2) the prospectus dated April 23, 2008 to the Company’s registration statement on Form S-1 and the prospectus supplement dated May 2, 2008; and (3) the Company’s other reports filed with the SEC for information about the Company generally.  These and any other documents relating to the offer, when they are filed with the SEC, may be obtained at the SEC’s website at www.sec.gov, or from the Information Agent as noted above.  This press release itself is not intended to constitute an offer or solicitation to buy or exchange securities in the Company, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

THE COMPANY'S BOARD OF DIRECTORS HAS APPROVED THE WARRANT EXERCISE PRICE REDUCTION. HOWEVER, NEITHER THE COMPANY NOR ANY OF ITS DIRECTORS, OFFICERS OR EMPLOYEES MAKES ANY RECOMMENDATION AS TO WHETHER TO EXERCISE WARRANTS. EACH HOLDER OF A WARRANT MUST MAKE ITS OWN DECISION AS TO WHETHER TO EXERCISE SOME OR ALL OF ITS WARRANTS.

The information above does not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in the Company.

About General Finance Corporation

The Company, through its indirect 86.2%-owned subsidiary, Royal Wolf, sells and leases portable storage containers, portable container buildings and freight containers to a broad cross section of industrial, commercial, educational and government customers throughout Australia.

Cautionary Statement About Forward-Looking Statements

Statements in this news release that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to prospects of Royal Wolf. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those contained in filings with the Securities and Exchange Commission; such as the Company’s revised definitive proxy statement with respect to the Company’s acquisition of Royal Wolf, its Transition Report on Form 10-K for the six months ended June 30, 2007 and its post-effective amendment on Form S-1. General Finance Corporation disclaims any obligation to update any information contained in any forward-looking statement.

Contact:
John Johnson
Chief Operating Officer
General Finance Corporation
(626) 584-9722 ext. 1009